UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

North Penn Bancorp, Inc.
Enter name of registrant as specified in charter

0001309127
Registrant CIK Number

05004503

SB-2/A (Filing Date 02-15-2005)
Electronic report, schedule or registration statement
Of which the documents are a part (give period of report)

333-121121
SEC file number, if available

RECD S.E.C.
FEB 17 2005

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scranton, State of Pennsylvania on February 17, 2005.

____
(Registrant)

By: Frederick L. Hickman, President and Chief Executive Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20__, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

President and CEO
(Title)

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (11-04)

North Penn Bancorp, Inc.

Conversion Valuation Appraisal

November 29, 2004

Table of Contents
North Penn Bancorp, Inc.
Scranton, Pennsylvania

List of Figures
North Penn Bancorp, Inc.
Scranton, Pennsylvania

List of Exhibits
North Penn Bancorp, Inc.
Scranton, Pennsylvania

Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of North Penn Bank (the "Bank") in connection with the Plan of Mutual Holding Company Reorganization and Stock Issuance ("Plan") of the Bank. Pursuant to the Plan, the Bank (i) will establish North Penn Bancorp, Inc. (the "Bancorp") and the Mutual Holding Company; (ii) will exchange its mutual savings bank charter for a stock savings bank charter; (iii) will issue 100% of its common stock to the Bancorp; and (vi) the Bancorp will issue 44.12% to the public and 1.96% of the shares issued plus an additional $100 thousand to a newly formed charitable foundation.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 46.1% of the stock will be offered to the public,
- the shares to fund the charitable foundation will be issued out of authorized but unissued shares,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $480 thousand,
- there will be an ESOP equal to 8% of the shares sold plus the share issued to the foundation funded internally, amortized over 10 years straight-line,
- there will be a MRP equal to 4% MRP of the shares sold plus the share issued to the foundation, amortized over 5 years straight-line,
- the tax rate is assumed at 41.00%,
- the net proceeds will be invested at the three-year treasury rate of 2.87%, pre-tax, and
- the MHC will be capitalized with $100 thousand.

It is our understanding that the Company will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, to Supplemental Eligible Account Holders of the Bank, and to Other Members. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2002 and December 31, 2003. We also reviewed the Bank's Application for Approval of Conversion including the Proxy Statement and the Company's Form MHC-2 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and the Company (hereinafter, collectively referred to as "the Bank") and held due diligence related discussions with the Bank's management and board, McGrail Merkel Quinn & Associates (the Bank's independent auditor), Ryan Beck & Co. (the Bank's underwriter), and Patton Boggs LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

The Bank, after the Conversion, will be a federally chartered stock savings bank. As of September 30, 2004, the Bank had $93.4 million in total assets, $77.9 million in deposits, $59.0 million in net loans and $7.7 million in equity.

The following table shows the Bank's facilities as of September 30, 2004.

FIGURE 1 – CURRENT FACILITIES LIST

Location	Year Opened/ Acquired	Owned/ Leased	Date of Lease Expiration
Main Office:			
216 Adams Avenue Scranton, PA 18503-1692	1975	Owned	N/A
Branches:			
623 South Main Avenue Scranton, PA 18504-2192	1975	Owned	N/A
334 North Ninth Street Stroudsburg, PA 18360-1804	1989	Owned	N/A
651 Northern Boulevard Clarks Summit, PA 18411-9025	1999	Leased	2009
Proposed Branch:			
Route 115 Effort, PA 18330	2004	Owned	N/A

Source: Offering Prospectus

HISTORY

The Bank was organized on February 28, 1877 under the name The German Building Association of Scranton. The German Building Association of Scranton changed its name to Scranton Building Association #10 and was incorporated on February 14, 1902. The Bank operated under the name Scranton Building Association #10 until 1968 when the Bank changed its name to Scranton Savings and Loan Association. In 1975, Scranton Savings and Loan Association acquired West Scranton Savings and Loan Association, which was originally organized in 1907. The Bank's name was subsequently changed to North Penn Savings and Loan Association. In 1980, North Penn Savings and Loan Association formed a wholly-owned subsidiary, Norpenco, Inc. Norpenco, Inc. was formed to facilitate the purchase of membership shares in a corporation which provided on-line data processing services to Federal Home Loan Bank member banks and savings and loan associations. At the time, North Penn Savings and Loan Association operated out of its main office located at 216 Adams Avenue, Scranton, Pennsylvania and one branch office located at 623 South Main Avenue, Scranton, Pennsylvania. In 1989, North Penn Savings and Loan Association established its second branch office located at 334 North Ninth Street, Stroudsburg, Pennsylvania. In 1999, North Penn Savings and Loan Association established its third branch office located at 651 Northern Boulevard, Clarks Summit, Pennsylvania. On October 1, 2003, North Penn Savings and Loan Association converted from a Pennsylvania state-chartered savings association to a Pennsylvania state-chartered savings bank. As part of its charter conversion, the bank changed its name from North Penn Savings and Loan Association to North Penn Bank.

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area. The Bank attracts deposits from the general public and uses those funds to originate one-to-four family, multi-family and commercial real estate, construction, commercial business, and consumer loans, which the Bank primarily holds for investment.

STRATEGIC DIRECTION

Our mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers and small businesses in our market area. After the reorganization, we plan to continue our strategy of:

- operating as an independent community-oriented financial institution;
- expanding our branch network and upgrading our existing branches;
- pursuing opportunities to increase and diversify lending in our market area;
- applying conservative underwriting practices to maintain the high quality of our loan portfolio;
- managing our net interest margin and interest rate risk; and
- increasing core deposits and noninterest income.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $1.2 million, or 1.35%, from $92.2 million at September 30, 2003 to $93.4 million at September 30, 2004.

Equity has increased $16 thousand since December 31, 2003. The equity to assets ratio is currently 8.24%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Asset ($ in thousands)
$91,265
$92,199
$93,444
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Equity ($ in thousands)
Assets
Equity
Dec-02
Dec-03
Sep-04

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At September 30	At December 31,	
	2004	2003	2002
Selected Financial Condition Data:	$ in thousands		
Assets	$ 93,444	$ 92,199	$ 91,265
Cash and cash equivalents	659	3,068	7,312
Loans recievable, net	58,991	49,021	58,248
Securities available-for-sale	26,506	31,530	16,318
Securities held-to-maturity	1,097	2,437	4,423
FHLB advances	7,240	5,000	7,000
Deposits	77,910	79,180	76,256
Total equity	7,699	7,683	7,607

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Ratios and Other Data:	At or For the Nine Months Ended Ended September 30,		At or For the Year Ended December 31,	
	2004	2003	2003	2001
Performance Ratios:				
Return on average assets	0.41%	0.54%	0.43%	0.43%
Return on average equity	4.95	6.25	5.00	5.30
Interest rate spread	3.06	3.00	2.92	3.17
Net interest margin on average earning assets	3.21	3.20	3.12	3.40
Noninterest expense to average interests	2.93	2.76	2.77	2.63
Efficiency ratio	84.17	77.43	79.86	73.97
Average interest-earning assets to average interest-bearing liabilities	106.74	107.25	107.21	106.87
Capital Ratios:				
Average equity to average assets	8.27%	8.64%	8.62%	8.08%
Equity to total assets at end of period	8.24	8.78	8.33	8.34
Asset Quality Ratios:				
Allowance for loan losses to total loans	1.54%	1.98%	1.97%	1.72%
Allowance for loan losses to non-performing loans	89.84	112.67	99.39	116.31
Net chargeoffs to average loans outstanding	0.12	0.06	0.09	0.02
Nonperforming loans to total loans, net	1.71	1.76	1.18	1.48
Nonperforming assets to total assets	1.14	1.01	1.97	1.16
Other data:				
Number of Offices	4	4	4	4

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $10.0 million from December 31, 2003 to September 30, 2004, and as a percent of assets, the loan portfolio has increased from 53.17% to 63.13%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Loans receivable, net
$ in thousands
$58,248
$49,021
$58,991
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets
Dec-02
Dec-03
Sep-04

Source: Offering Prospectus

The Bank's loan mix is diverse with approximately half in residential mortgages.

FIGURE 6 - LOAN MIX AS OF SEPTEMBER 30, 2004 CHART


Commercial Business Loans 28.2%
Construction 2.8%
Savings Accounts 0.4%
Personal 0.4%
Automobile 13.6%
Residential 48.9%
Home Equity 5.7%

Source: Offering Prospectus

The mix has shifted toward commercial business loans and away from residential loans. Auto loans have also grown as a percentage of the portfolio.

FIGURE 7 - LOAN MIX

	At September 30		At December 31			
	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
	$ in thousands					
Real Estate Loans:						
Residential	$ 29,339	48.9%	$ 29,457	58.8%	$ 41,957	70.6%
Construction	1,678	2.8%	565	1.1%	1,223	2.1%
Commercial Business Loans	16,906	28.2%	10,253	20.5%	5,223	8.8%
Consumer Loans:						
Savings Accounts	277	0.4%	344	0.7%	254	0.4%
Personal	234	0.4%	390	0.7%	385	0.6%
Automobile	8,168	13.6%	5,808	11.6%	6,415	10.8%
Home Equity	3,384	5.7%	3,292	6.6%	3,975	6.7%
Total Loans	59,986	100.0%	50,109	100.0%	59,432	100.0%
Less:						
Allowance for loan losses	(920)		(985)		(1,020)	
Unearned income	(75)		(103)		(164)	
Loans receivable, net	58,991		49,021		58,248	

Source: Offering Prospectus

INVESTMENTS

The investment portfolio size has fluctuated. The Bank invests predominately in mortgage-backed securities, corporate debt and obligations of states and political subdivisions.

FIGURE 8 - SECURITIES CHART



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ in thousands
Securities AFS
Securities HTM
$16,318
$4,423
$31,530
$2,437
$26,506
$1,097
Dec-02
Dec-03
Sep-04

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table illustrates the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At September 30	At December 31,	
	2004	2003	2002
	$ in thousands		
Investment securities available for sale:			
Mortgage-backed securities	$ 12,194	$ 13,624	$ 854
Obligations of states and political subdivisions (taxable)	1,692	3,011	3,582
Other	3,057	3,968	-
Corporate debt securities	9,563	10,927	11,882
Total	26,506	31,530	16,318
Investment securities held to maturity:			
Mortgage-backed securities	1	3	9
Other	-	-	2,000
Obligations of states and political subdivisions (taxable)	1,096	1,935	1,917
Corporate debt securities	-	499	497
Total securities available for sale	1,097	2,437	4,423
Total investment securities	$ 27,603	$ 33,967	$ 20,741

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming loans has decreased $17 thousand between December 31, 2003 and September 30, 2004. The nonperforming assets as a percentage of total assets also decreased modestly.

FIGURE 10 - ASSET QUALITY CHART


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
NPLs, REO and other NPAs
$ in thousands
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
NPAs to Pd End Assets
1.16%
1.17%
1.14%
$1,059
$1,078
$1,061
Dec-02
Dec-03
Sep-04
Nonperforming Assets
NPAs to Pd End Assets

Source: Offering Prospectus

At September 30, 2004, the Bank's nonperforming loans to total loan ratio was 1.71% and the non-performing assets to total assets ratio was 1.09%.

FIGURE 11 - NON-PERFORMING LOANS

	At September 30,	At December 31	
	2004	2003	2002
	(Dollars in Thousands)		
Non-accrual loans:			
Real estate:			
Residential	$ 861	$ 758	$ 738
Commercial	-	-	-
Construction	-	-	-
Total real estate	861	758	738
Commercial business	144	57	127
Home equity loans	-	-	-
Other consumer loans	19	176	12
Total non-accrual loans	1,024	991	877
Accuring loans past due 90 days or more:			
Real estate loans	$ -	$ -	$ -
Construction	-	-	-
Commercial business loans	-	-	-
Consumer loans	-	-	-
Total	-	-	-
Total of nonaccrual and 90 days or more past due loans	1,024	991	877
Other real estate owned assets:			
Real estate owned	37	87	182
Other nonperforming assets	-	-	-
Total non-performing assets	$ 1,061	$ 1,078	$ 1,059
Troubled debt restructurings	-	-	127
Troubled debt restructures non-performing loans	1,061	1,078	1,186
	$ -	$ -	$ -
Total nonperforming loans to total loans	1.71%	1.98%	1.48%
Total nonperforming loans to total assets	1.09%	1.07%	0.96%
Total non-performing assets and troubled debt restructurings to total assets	1.14%	1.17%	1.30%

Source: Offering Prospectus

The ALLL decreased $65 thousand from December 31, 2003 to September 30, 2004. The Bank's ALLL to loans ratio decreased from 1.97% at December 31, 2003 to 1.54% at September 30, 2004.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


ALLL
ALLL to Loans
$1,020
$985
$920
$1,200
$1,000
$800
$600
$400
$200
$0
ALLL
$ in thousands
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL to Loans
Dec-02
Dec-03
Sep-04

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have decreased from $79.2 million at December 31, 2003 to $77.9 million at September 30, 2004. Borrowings increased $2.2 million from December 31, 2003 to September 30, 2004.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$76,256
$7,000
$79,180
$5,000
$77,910
$7,240
Dec-02
Dec-03
Sep-04
Total Deposits
Borrowed Funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of September 30, 2004.

FIGURE 14 - DEPOSIT MIX


Non-interest-bearing demand deposits 6%
NOW and money Market 27%
Savings deposits 11%
Escrow deposits 0%
Certificates of deposit 56%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart depicts the Bank's cumulative interest rate gap as a percentage of assets at September 30, 2004.

FIGURE 15 – CUMULATIVE INTEREST RATE GAP TO ASSETS


10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
7.99%
-18.79%
-19.99%
-20.63%
-19.75%
-17.54%
< 3Mo
3Mo - 6Mo
6Mo - 9Mo
9Mo - 12Mo
1Yr - 5Yrs
>5 Yrs.

Source: Offering Prospectus

NET WORTH AND CAPITAL

At September 30, 2004, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Regulatory Capital Position	Actual at September 30, 2004		
		Amount	Percentage of Assets
GAAP Capital	$	7,699	8.24%
Tier 1 (Core) Capital			
Capital Level	$	7,645	8.22%
Requirement		3,721	4.00%
Excess	$	3,924	4.22%
Total Capital (to risk-weighted assets):			
Capital Level	$	8,429	13.46%
Requirement		5,008	8.00%
Excess	$	3,421	5.46%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

Net income increased $7 thousand, or 1.78%, between the year ended December 31, 2002 and the year ended December 31, 2003.

Net income for the nine months ended September 30, 2004 was $88 thousand below the net income for the nine months ended September 30, 2003. The decrease is primarily attributable to higher noninterest expense.

FIGURE 17 - NET INCOME CHART


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$ in thousands
$393
$400
$373
$285
Dec-02
Dec-03
Sep-03
Sep-04

Source: Offering Prospectus

The net interest spread and margin increased between the nine months ended September 30, 2003 and the nine months ended September 30, 2004. The increase is attributable to a lower cost of interest bearing liabilities, which was partially offset by a lower yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Nine Months Ended September 30,					
	2004			2003		
	Average Balance	Interest & Dividends	Yield/ Cost	Average Balance	Interest & Dividends	Yield/ Cost
Interest-Earning Assets:						
Loans	$ 53,816	$ 2,481	6.15%	$ 54,525	$ 2,753	6.73%
Investment securities						
Available for sale	29,709	996	4.47%	24,076	948	5.25%
Held-to-maturity	2,169	105	6.45%	2,860	132	6.15%
Other interest-earning assets	1,700	8	0.63%	5,133	47	1.22%
Total interest-earning assets	87,394	3,590	5.48%	86,594	3,880	5.97%
Non-interest-earning assets	5,450			5,484		
Total assets	$ 92,844			$ 92,078		
Interest-Bearing Liabilities						
Savings, NOW & Money market	$ 28,881	$ 234	1.08%	$ 21,251	$ 166	1.04%
Time Deposits	47,740	1,015	2.83%	52,519	1,348	3.42%
Total interest-bearing deposits	76,621	1,249	2.17%	73,770	1,514	2.74%
Other Borrowings	5,258	239	6.06%	6,974	286	5.47%
Total interest-bearing liabilities	81,879	1,488	2.42%	80,744	1,800	2.97%
Other non-interest-bearing liabilities	3,283			3,377		
Total liabilities	85,162			84,121		
Equity	7,682			7,957		
Total liabilities and equity	$ 92,844			$ 92,078		
Net interest income		$ 2,102			$ 2,080	
Interest rate spread			3.06%			3.00%
Net interest margin			3.21%			3.20%
Average interest-earning assets to interest-bearing liabilities			106.74%			107.25%

Source: Offering Prospectus

Spread and margin declined between the year ended December 31, 2002 and the year ended December 31, 2003. However, spread and margin increased from the nine moths ended September 30, 2003 to the nine months ended September 30, 2004.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Spread
Margin
Dec-02
Dec-03
Sep-03
Sep-04

Source: Offering Prospectus

The Bank posted net income of $285 thousand for the nine months ended September 30, 2004, compared with $373 thousand for the nine months ended September 30, 2003. The decrease is primarily attributable to higher noninterest expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Nine Months Ended September 30		For the Year Ended December 31,	
	2004	2003	2003	2002
Selected Operating Data:	$ in thousands			
Interest and dividend income	$ 3,590	$ 3,880	$ 5,042	$ 5,834
Interest expense	1,488	1,800	2,336	2,847
Net interest income	2,102	2,080	2,706	2,987
Provision for loan losses	-	15	15	40
Net interest income after provision for loan losses	2,102	2,065	2,691	2,947
Non interest income	328	394	469	286
Non interest expense	2,042	1,904	2,554	2,421
Income before extraordinary loss and provision for income taxes	388	555	606	812
Provision for income taxes	103	182	206	313
Net income before extraordinary loss	285	373	400	499
Extraordinary (loss)	-	-	-	(106)
Net income	$ 285	$ 373	$ 400	$ 393

Source: Offering Prospectus

Between 2002 and 2003 ROAA and ROAE declined. ROAA and ROAE declined from the nine month period ended September 30, 2003 to the nine month period ended September 30, 2004.

FIGURE 21 - PROFITABILITY TREND CHART


0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
ROAE
Dec-02
Dec-03
Sep-03
Sep-04
ROAA
ROAE

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that the Bank believes would have a material adverse effect on the financial condition, results of operations or cash flows.

SUBSIDIARIES

The Bank has one direct subsidiary, Norpenco, Inc., which was incorporated on February 7, 1980. Norpenco made a capital investment, together with several other savings associations in 1980, in a computer service center used by those savings associations for the processing of their records. Some years later, the computer service center was reorganized and Norpenco became a shell corporation without assets or operations. On April 24, 2004, the Bank received approval from the Pennsylvania Department of Banking for Norpenco to make equity investments in Pennsylvania state-chartered and federally chartered banks and thrift institutions directly or through investment in their holding companies to the degree permissible under Pennsylvania law. On July 21, 2004, the Federal Deposit Insurance Corporation also approved the Bank's request. Norpenco had no assets as of September 30, 2004.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Counties of Hartford and Tolland and the State of Conneticut.

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR LACKAWANNA COUNTY

Market: Lackawanna, PA — Deposit Data as of 6/30/2004

Deposits Summary
(Deposit data in $000)

	6/2000	6/2001	6/2002	6/2003	6/2004	CAGR(%)
Bank Deposits	3,161,714	3,264,956	3,399,067	3,475,593	3,518,468	2.71
Thrift Deposits	229,281	232,219	243,792	251,190	191,538	-4.40
Savings Bank Deposits	0	0	0	0	59,588	NA
Credit Union Deposits	241,796	261,594	298,023	334,622	342,063	9.06
Total Deposits	3,390,995	3,497,175	3,642,859	3,726,783	3,769,594	2.68
Weighted Deposits	3,390,995	3,497,175	3,642,859	3,726,783	3,769,594	2.68

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	213,295	209,082	204,066	-1.98	-2.40
0-14 Age Group (%):	18	17	16	-6.70	-6.53
15-34 Age Group (%):	25	25	24	-1.82	-3.30
35-54 Age Group (%):	29	29	28	-1.75	-4.18
55+ Age Group (%):	29	30	31	0.56	2.39
Total Households:	86,218	85,232	84,079	-1.14	-1.35
$0-24K Households (%):	37	33	29	-10.41	-12.98
$25-50K Households (%):	31	29	28	-5.50	-5.35
$50K+ Households (%):	32	37	42	13.59	12.24
Average Household Income:	45,679	51,072	58,026	11.81	13.62
Median Household Income:	34,522	37,901	42,920	9.79	13.24
Per Capita Income:	18,710	21,143	24,249	13.00	14.69

Source: Claritas

Source: SNL Securities

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR MONROE COUNTY

Market: Monroe, PA — Deposit Data as of 6/30/2004

Deposits Summary
(Deposit data in $000)

	6/2000	6/2001	6/2002	6/2003	6/2004	CAGR(%)
Bank Deposits	994,591	1,028,369	1,157,729	1,310,708	1,388,982	8.71
Thrift Deposits	317,526	328,998	364,666	377,844	377,516	4.42
Savings Bank Deposits	0	0	0	0	21,184	NA
Credit Union Deposits	36,497	39,910	47,897	57,420	61,331	13.86
Total Deposits	1,312,117	1,357,367	1,522,395	1,688,552	1,787,682	8.04
Weighted Deposits	1,312,117	1,357,367	1,522,395	1,688,552	1,787,682	8.04

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	138,687	156,276	178,377	12.68	14.14
0-14 Age Group (%):	22	20	20	3.40	10.24
15-34 Age Group (%):	24	26	25	20.15	12.30
35-54 Age Group (%):	32	32	32	11.97	12.46
55+ Age Group (%):	21	22	24	14.90	22.38
Total Households:	49,454	55,735	63,578	12.70	14.07
$0-24K Households (%):	25	22	18	-1.40	-3.76
$25-50K Households (%):	29	26	24	1.67	4.47
$50K+ Households (%):	46	52	58	27.02	26.40
Average Household Income:	55,349	62,859	72,656	13.57	15.59
Median Household Income:	46,463	52,192	59,341	12.33	13.70
Per Capita Income:	20,011	22,663	26,116	13.25	15.24

Source: Claritas

Source: SNL Securities

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR PENNSYLVANIA

Market: PA — Deposit Data as of 6/30/2004

Deposits Summary
(Deposit data in $000)

	6/2000	6/2001	6/2002	6/2003	6/2004	CAGR(%)
Bank Deposits	148,837,772	152,255,222	154,877,981	173,984,031	177,679,614	4.53
Thrift Deposits	23,473,408	21,969,811	24,720,787	22,617,658	21,695,769	-1.95
Savings Bank Deposits	4,708,618	5,071,368	8,705,505	11,447,165	11,296,413	24.45
Credit Union Deposits	13,838,462	15,271,347	17,355,404	19,028,713	19,701,664	9.23
Total Deposits	177,019,798	179,296,401	188,304,273	208,048,854	210,671,796	4.45
Weighted Deposits	177,019,798	179,296,401	188,304,273	208,048,854	210,671,796	4.45

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	12,281,054	12,388,063	12,533,018	0.87	1.17
0-14 Age Group (%):	20	19	18	-3.90	-2.86
15-34 Age Group (%):	26	26	25	0.21	0.21
35-54 Age Group (%):	30	30	29	1.23	-0.52
55+ Age Group (%):	25	26	27	4.91	7.00
Total Households:	4,777,003	4,836,825	4,916,825	1.25	1.65
$0-24K Households (%):	30	28	24	-8.28	-10.29
$25-50K Households (%):	30	29	27	-4.01	-3.75
$50K+ Households (%):	39	44	49	12.56	12.73
Average Household Income:	52,682	58,929	66,585	11.86	12.99
Median Household Income:	40,545	44,059	48,595	8.67	10.30
Per Capita Income:	20,880	23,429	26,575	12.21	13.43

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 24 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value. These institutions are examined on a secondary basis.

In examining the Bank relative to other publicly traded MHCs, one of the largest differences is the difference in size. FinPro began the screening process by eliminating all MHCs with assets greater than $1.0 billion. This eliminated five MHCs, Hudson City Bancorp ($19.3 B), People's Bank ($10.5 B), Capital Federal Financial ($8.5 B), Northwest Bancorp ($6.2 B) and Charter Financial ($1.1 B). FinPro also eliminated Rome Bancorp as it has announced its second step conversion and its pricing multiples reflect its expected second step exchange ratio.

FinPro ordinarily excludes institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward respectively. However, 10 of the remaining 18 converted since September 30, 2003, which would result in a too few Comparables. Therefore, FinPro included the three companies, Cheviot Financial, Clifton Savings Bancorp and K-Fed, that converted on or prior to March 31, 2004. This results in a total of 11 Comparables, 8 of which are located in the Northeast Region with the Bank.

FIGURE 25 - COMPARABLE GROUP

		Corporate				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
ALLB	Greater Delaware Valley Savings Bank (M	NASDAQ	Broomall	PA	8	03/03/1995
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	15	07/08/1998
CHEV	Cheviot Financial Corp. (MHC)	NASDAQ	Cincinnati	OH	5	01/06/2004
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	8	04/21/1995
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	6	11/16/1995
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001
	Average					
	Median					
	Maximum					
	Minimum					
	North Penn Bancorp, Inc.		Scranton	PA	4	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. Due to the size of the Bank and the trading liquidity requirement for the Comparable Group it is not possible to find Comparables of the same size. The Comparable Group ranged in size from $98.0 million to $794.2 million in total assets with a median of $381.8 million. The Bank's asset size was $93.4 million as of September 30, 2004. On a pro forma basis, the Bank's assets are projected to be $99.5 million.

2. Profitability The Comparable Group had a median ROAA of 0.61% and a median ROAE of 5.12% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.10% to a high of 1.10%, while the ROAE measure ranged from a low of 1.51% to a high of 10.14%. The Bank had an ROAA of 0.41% and an ROAE of 4.95% for the nine months ending September 30, 2004. On a pro forma basis, the Bank's ROAA and ROAE are 0.41% and 2.95%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 12.11% with a high of 28.02% and a low of 5.38%. At September 30, 2004, the Bank had an equity to assets ratio of 8.24%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 13.82%.

4. Balance Sheet Mix At September 30, 2004, the Bank had a net loan to asset ratio of 63.13%. The median loan to asset ratio for the Comparables was 54.39%, ranging from a low of 41.60% to a high of 82.04%. On the liability side, the Bank's deposit to asset ratio was 83.38% at September 30, 2004 while the Comparable median was 76.43%, ranging from 61.74% to 87.04%. The Bank's borrowing to assets ratio is 7.75%, while the Comparable median borrowings to assets ratio was 8.17% with a range of 2.36% to 18.36%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed after March 31, 2004, were excluded since the earnings of a newly converted institution do not reflect the benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 26 - KEY FINANCIAL INDICATORS

	The Bank at or for the Nine Months Ended 9/30/04	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	76.90	69.36
Total Net Loans to Assets	63.13	54.39
Securities to Assets	29.54	37.02
Deposits to Assets	83.38	76.43
Borrowed Funds to Assets	7.75	8.17
Balance Sheet Growth		
Asset Growth Rate	1.80	7.57
Loan Growth Rate	27.12	7.99
Deposit Growth Rate	(2.14)	4.86
Capital		
Equity to Assets	8.24	12.11
Tangible Equity to Tangible Assets	8.24	10.88
Intangible Assets to Equity	-	-
Regulatory Core Capital to Assets	8.22	9.40
Equity + Reserves to Assets	9.22	12.66
Asset Quality		
Non-Performing Loans to Loans	1.71	0.64
Reserves to Non-Performing Loans	89.84	196.20
Non-Performing Assets to Assets	1.14	0.31
Non-Performing Assets to Equity	13.78	3.08
Reserves to Loans	1.54	0.95
Reserves to Non-Performing Assets + 90 Days Del.	89.84	130.54
Profitability		
Return on Average Assets	0.41	0.61
Return on Average Equity	4.95	5.12
Income Statement		
Yield on Average Earning Assets	5.48	4.54
Cost of Average Interest Bearing Liabilities	2.42	2.17
Net Interest Spread	3.06	3.06
Net Interest Margin	3.21	3.22
Noninterest Income to Average Assets	0.47	0.38
Noninterest Expense to Average Assets	2.93	2.70
Efficiency Ratio	72.13	67.24
Overhead Ratio	81.54	63.05

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities
Note: All of the Bank data is at or for nine months ended September 30, 2004.
Note: All of the Comparable data is as of or for the last twelve months.

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 27 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (M	381,788	72.63	54.52	33.33	75.07	14.75
BCSB	BCSB Bankcorp, Inc. (MHC)	749,957	63.39	49.19	44.51	77.60	16.27
CHEV	Cheviot Financial Corp. (MHC)	275,116	114.08	74.28	22.16	65.11	6.07
CSBK	Clifton Savings Bancorp, Inc. (MHC)	774,663	59.10	41.60	49.69	70.39	2.79
GCBC	Greene County Bancorp Inc. (MHC)	284,675	63.26	54.39	37.02	85.99	2.63
GOV	Gouverneur Bancorp Inc. (MHC)	98,026	124.15	76.65	15.07	61.74	18.36
JXSB	Jacksonville Bancorp, Inc. (MHC)	259,704	56.14	48.86	43.07	87.04	3.55
KFED	K-Fed Bancorp (MHC)	606,583	107.34	82.04	10.37	76.43	8.17
ONFC	Oneida Financial Corp. (MHC)	427,249	69.36	49.73	37.40	71.70	15.35
PBHC	Pathfinder Bancorp, Inc. (MHC)	303,029	79.33	61.97	25.33	78.12	13.37
WFD	Westfield Financial Inc. (MHC)	794,188	62.03	47.69	43.28	76.89	7.74
	Average	450,453	79.16	58.27	32.84	75.10	9.91
	Median	381,788	69.36	54.39	37.02	76.43	8.17
	Maximum	794,188	124.15	82.04	49.69	87.04	18.36
	Minimum	98,026	56.14	41.60	10.37	61.74	2.63
	North Penn Bancorp, Inc.	93,444	76.90	63.13	29.54	83.38	7.75
	Variance to the Comparable Median	(288,344)	7.54	8.74	(7.48)	6.95	(0.42)

Sources: SNL and Offering Circular Data, FinPro Computations

<u>Asset Size</u> – The Bank at $93.4 million, is significantly small than the Comparable Group median of $381.8 million. The adjustment for the difference in size will be addressed in the liquidity section.

<u>Asset Composition</u> - The Bank's net loan to asset ratio of 63.13% is above the Comparable Group median of 54.39%.

<u>Funding Mix</u> - The Bank is primarily funded through deposits, 83.38% of assets. The Bank's borrowings to assets ratio of 7.75% is in-line with the Comparable Group median of 8.17%. The Comparable Group has a deposits to assets ratio of 76.43%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines. Both the Bank and the Comparable Group has excess borrowing capacity.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 20. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 28 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
ALLB	Greater Delaware Valley Savings Bank (M	9.39	9.39	-	9.40	10.05
BCSB	BCSB Bankcorp, Inc. (MHC)	5.38	5.04	6.63	7.21	5.70
CHEV	Cheviot Financial Corp. (MHC)	28.02	28.02	-	NA	28.30
CSBK	Clifton Savings Bancorp, Inc. (MHC)	26.06	26.06	-	18.83	26.19
GCBC	Greene County Bancorp Inc. (MHC)	10.88	10.88	-	9.24	11.32
GOV	Gouverneur Bancorp Inc. (MHC)	18.21	18.21	-	17.70	18.94
JXSB	Jacksonville Bancorp, Inc. (MHC)	7.98	6.90	14.60	6.76	8.82
KFED	K-Fed Bancorp (MHC)	14.95	14.30	5.10	10.07	15.34
ONFC	Oneida Financial Corp. (MHC)	12.11	9.29	25.70	8.31	12.66
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.24	5.84	20.60	NA	7.87
WFD	Westfield Financial Inc. (MHC)	14.69	14.69	-	14.67	15.32
	Average	14.08	13.51	6.60	11.35	14.59
	Median	12.11	10.88	-	9.40	12.66
	Maximum	28.02	28.02	25.70	18.83	28.30
	Minimum	5.38	5.04	-	6.76	5.70
	North Penn Bancorp, Inc.	8.24	8.24	-	8.22	9.22
	Variance to the Comparable Median	(3.87)	(2.64)	-	(1.18)	(3.44)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 12.11% is above than the Bank's ratio of 8.24%. The Bank's pro forma equity to assets ratio is projected to be 13.82% at the midpoint of the valuation range.

Intangible Levels - A factor influencing market values is the level of intangibles that an institution carries on its books. Five of the Comparables have a material level of intangible assets. The Bank does not have any intangibles.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 29 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (M	0.64	188.89	1.36	14.45	1.21	42.74
BCSB	BCSB Bankcorp, Inc. (MHC)	0.30	216.50	0.17	3.08	0.65	191.96
CHEV	Cheviot Financial Corp. (MHC)	0.06	586.26	0.17	0.60	0.38	165.52
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.08	414.34	0.03	0.12	0.32	414.34
GCBC	Greene County Bancorp Inc. (MHC)	0.20	417.43	0.14	1.30	0.82	315.67
GOV	Gouverneur Bancorp Inc. (MHC)	0.92	103.04	0.86	4.73	0.95	84.36
JXSB	Jacksonville Bancorp, Inc. (MHC)	1.41	120.81	0.92	11.47	1.70	88.47
KFED	K-Fed Bancorp (MHC)	0.01	NM	0.01	0.09	0.47	NM
ONFC	Oneida Financial Corp. (MHC)	1.14	95.55	0.57	4.73	1.08	95.55
PBHC	Pathfinder Bancorp, Inc. (MHC)	1.56	63.94	1.06	14.57	1.00	59.01
WFD	Westfield Financial Inc. (MHC)	0.65	203.51	0.31	2.10	1.32	203.51
	Average	0.63	241.03	0.51	5.20	0.90	166.11
	Median	0.64	196.20	0.31	3.08	0.95	130.54
	Maximum	1.56	586.26	1.36	14.57	1.70	414.34
	Minimum	0.01	63.94	0.01	0.09	0.32	42.74
	North Penn Bancorp, Inc.	1.71	89.84	1.14	13.78	1.54	89.84
	Variance to the Comparable Median	1.07	(106.36)	0.83	10.70	0.59	(40.69)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of non-performing loans ("NPL") to total loans, at 1.71% is well above the Comparable Group median at 0.64%. The Bank had a non-performing assets to assets ratio of 1.14%, which is above the Comparable median of 0.31%. The Bank's reserve level, 1.54% of total loans, is above the Comparable median of 0.95% of loans. The Bank's level of reserves to NPLs is below that of the Comparable Group, due to the Bank's higher level of NPLs.

Positive	Neutral	Negative
Higher Deposits to Assets	Pro Forma Capital	Lower Assets
Higher Loans to Assets	Borrowings to Assets	Higher NPLs and NPAs
ALLL to Loans	Liquidity	

The Bank's asset mix is stronger than the Comparables as represented by higher loan to asset ratios. The Bank has a higher deposits to asset ratio. The Bank's capital levels are below the Comparable Group, but will be higher after the offering. The Bank has a higher level of NPLs and NPAs relative to the Comparable Group. As a percentage of loans, ALLL is above the Comparable Group median, however, as a percentage of NPLs, ALLL is below the Comparable Group median. Taken collectively, no adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank has been able to grow loans at a faster rate than the Comparable Group. However, the Comparable Group has been able to grow deposits, while the Bank has experienced deposit runoff.

FIGURE 30 - BALANCE SHEET GROWTH DATA

		Balance Sheet Growth		
Ticker	**Short Name**	**Asset Growth Rate (%)**	**Loan Growth Rate (%)**	**Deposit Growth Rate (%)**
	Comparable Thrift Data			
ALLB	Greater Delaware Valley Savings Bank (M	1.36	2.42	3.40
BCSB	BCSB Bankcorp, Inc. (MHC)	17.23	(1.74)	6.31
CHEV	Cheviot Financial Corp. (MHC)	11.83	8.84	(9.18)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NA	NA	NA
GCBC	Greene County Bancorp Inc. (MHC)	9.73	14.35	10.71
GOV	Gouverneur Bancorp Inc. (MHC)	10.36	24.72	6.31
JXSB	Jacksonville Bancorp, Inc. (MHC)	(2.62)	(5.06)	(3.05)
KFED	K-Fed Bancorp (MHC)	35.23	31.17	28.57
ONFC	Oneida Financial Corp. (MHC)	0.56	7.81	(0.94)
PBHC	Pathfinder Bancorp, Inc. (MHC)	5.41	(3.31)	11.62
WFD	Westfield Financial Inc. (MHC)	(2.69)	8.16	(6.51)
	Average	8.64	8.74	4.72
	Median	7.57	7.99	4.86
	Maximum	35.23	31.17	28.57
	Minimum	(2.69)	(5.06)	(9.18)
	North Penn Bancorp, Inc.	1.80	27.12	(2.14)
	Variance to the Comparable Median	(5.77)	19.13	(6.99)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Loan Growth		Lower Deposit Growth
		Lower Asset Growth

Therefore, a modest upward adjustment is warranted for this factor due to the substantial outperformance in loan growth.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Net income increased $7 thousand, or 1.78%, between the year ended December 31, 2002 and the year ended December 31, 2003.

Net income for the nine months ended September 30, 2004 was $88 thousand below the net income for the nine months ended September 30, 2003. The decrease is primarily attributable to higher noninterest expense.

FIGURE 31 - NET INCOME TREND


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$ in thousands
$393
$400
$373
$285
Dec-02
Dec-03
Sep-03
Sep-04

Sources: Offering Circular

The Bank's ROAA and ROAE are below the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's ROAA and ROAE are 0.41% and 2.95%, respectively.

FIGURE 32 - PROFITABILITY DATA

		Profitability	
Ticker	Short Name	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
ALLB	Greater Delaware Valley Savings Bank (M	0.63	6.76
BCSB	BCSB Bankcorp, Inc. (MHC)	0.10	1.51
CHEV	Cheviot Financial Corp. (MHC)	0.44	2.16
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.55	2.72
GCBC	Greene County Bancorp Inc. (MHC)	1.10	10.14
GOV	Gouverneur Bancorp Inc. (MHC)	0.89	4.68
JXSB	Jacksonville Bancorp, Inc. (MHC)	0.30	3.99
KFED	K-Fed Bancorp (MHC)	0.61	5.62
ONFC	Oneida Financial Corp. (MHC)	0.78	6.67
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.52	7.02
WFD	Westfield Financial Inc. (MHC)	0.78	5.12
	Average	0.61	5.13
	Median	0.61	5.12
	Maximum	1.10	10.14
	Minimum	0.10	1.51
	North Penn Bancorp, Inc.	0.41	4.95
	Variance to the Comparable Median	(0.20)	(0.17)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 33 - INCOME STATEMENT DATA

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ALLB	Greater Delaware Valley Savings Bank (M	NA	NA	NA	3.25	0.36	2.70	76.45	73.73
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	2.45	0.22	2.30	92.48	91.76
CHEV	Cheviot Financial Corp. (MHC)	NA	NA	NA	3.19	0.10	1.89	58.64	57.34
CSBK	Clifton Savings Bancorp, Inc. (MHC)	3.90	NA	NA	2.30	0.04	1.30	57.40	56.63
GCBC	Greene County Bancorp Inc. (MHC)	NA	NA	NA	3.97	0.96	3.12	66.27	57.66
GOV	Gouverneur Bancorp Inc. (MHC)	NA	NA	NA	4.19	0.38	2.80	64.72	61.25
JXSB	Jacksonville Bancorp, Inc. (MHC)	NA	NA	NA	3.11	0.79	2.95	79.74	74.20
KFED	K-Fed Bancorp (MHC)	NA	NA	NA	NA	0.52	1.63	59.58	50.01
ONFC	Oneida Financial Corp. (MHC)	5.22	2.17	3.06	3.37	2.58	4.51	80.82	64.11
PBHC	Pathfinder Bancorp, Inc. (MHC)	NA	NA	NA	3.37	0.72	3.13	80.76	76.31
WFD	Westfield Financial Inc. (MHC)	4.54	NA	NA	3.06	0.37	2.18	67.24	63.05
	Average	4.55	2.17	3.06	3.23	0.64	2.59	71.28	66.00
	Median	4.54	2.17	3.06	3.22	0.38	2.70	67.24	63.05
	Maximum	5.22	2.17	3.06	4.19	2.58	4.51	92.48	91.76
	Minimum	3.90	2.17	3.06	2.30	0.04	1.30	57.40	50.01
	North Penn Bancorp, Inc.	5.48	2.42	3.06	3.21	0.47	2.93	72.13	81.54
	Variance to the Comparable Median	0.94	0.25	-	(0.01)	0.09	0.23	4.89	18.49

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for yield, cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 1 basis point disadvantage in net margin and a 23 basis point disadvantage in noninterest expense. However, the 9 basis point advantage in noninterest income partially offsets the other disadvantages.

As a result of a higher expense structure, the Bank's efficiency ratio of 72.13% is higher than the Comparable median of 67.24%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Noninterest Income		Lower ROAA
	Lower Net Margin	Lower Pro Forma ROAE
		Higher Efficiency Ratio

The Bank is less profitable than the Comparables on an ROAA and ROAE basis. The Bank has a higher expense structure, but also has higher noninterest income. Taken collectively, a moderate downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 34 – MARKET AREA DATA

Institution Name	County	State	No. Branches 38139 (actual)	Pop. Per Branch 2,004 (actual)	Pop. Growth 2000-2004 (%)	Pop. Growth 2004-2009 (%)	Pop. Density 2,004 (per sq. mile)	Unemp. Rate August 2004 (%)	Per Capita Income $2,004 ($)
Westfield Financial Inc. (MHC)	Hampden	MA	159	2,893	1.00	1.00	744	6.50	$21,661
Deposit Weighted Market Data				2,893	1.00	1.00	744	6.50	$21,661
Pathfinder Bancorp Inc. (MHC)	Oswego	NY	37	3,327	1.00	1.00	129	7.00	$18,569
Deposit Weighted Market Data				1,263	0.38	0.38	49	2.66	$7,048
Oneida Financial Corp. (MHC)	Madison	NY	21	3,321	0.00	0.00	106	5.00	$21,531
Oneida Financial Corp. (MHC)	Oneida	NY	78	3,007	0.00	-1.00	193	4.40	$20,279
Oneida Financial Corp. (MHC)	Onondaga	NY	154	2,999	1.00	1.00	592	4.90	$23,512
Deposit Weighted Market Data				3,297	0.01	-0.05	118	4.96	$21,480
K-Fed Bancorp (MHC)	Los Angeles	CA	1771	5,653	5.00	6.00	2,466	6.20	$22,301
K-Fed Bancorp (MHC)	San Bernardino	CA	240	7,800	10.00	11.00	93	5.30	$18,188
K-Fed Bancorp (MHC)	Santa Clara	CA	341	4,983	1.00	1.00	1,316	5.50	$37,897
Deposit Weighted Market Data				5,801	5.09	5.99	2,111	6.04	$23,475
Jacksonville Bancorp (MHC)	Macoupin	IL	26	1,858	-1.00	-2.00	56	5.90	$19,222
Jacksonville Bancorp (MHC)	Montgomery	IL	18	1,691	-1.00	-1.00	43	7.40	$18,099
Jacksonville Bancorp (MHC)	Morgan	IL	20	1,793	-2.00	-3.00	63	6.00	$20,316
Deposit Weighted Market Data				1,789	-1.82	-2.73	61	6.12	$20,014
Greene County Bncp Inc. (MHC)	Albany	NY	125	2,377	1.00	1.00	568	3.30	$26,715
Greene County Bncp Inc. (MHC)	Greene	NY	25	1,947	1.00	1.00	75	4.70	$21,491
Deposit Weighted Market Data				1,967	1.00	1.00	97	4.64	$21,729
Greater DE Valley Hldgs MHC	Delaware	PA	186	2,986	1.00	1.00	3,015	5.20	$27,945
Deposit Weighted Market Data				2,986	1.00	1.00	3,015	5.20	$27,945
Gouverneur Bancorp (MHC)	Jefferson	NY	42	2,502	-6.00	-8.00	83	6.10	$17,977
Gouverneur Bancorp (MHC)	Saint Lawrence	NY	41	2,695	1.00	2.00	41	6.70	$17,212
Deposit Weighted Market Data				2,676	0.30	1.00	45	6.64	$17,288
Clifton Svngs Bncp Inc.(MHC)	Bergen	NJ	472	1,906	2.00	2.00	3,842	4.10	$38,229
Clifton Svngs Bncp Inc.(MHC)	Passaic	NJ	159	3,140	2.00	2.00	2,695	6.20	$23,559
Deposit Weighted Market Data				2,924	2.00	2.00	2,897	5.83	$26,137
Cheviot Financial (MHC)	Hamilton	OH	356	2,313	-3.00	-3.00	2,022	5.30	$26,615
Cheviot Financial (MHC)	Warren	OH	67	2,785	18.00	19.00	467	4.00	$29,340
Deposit Weighted Market Data				2,314	-3.00	-3.00	2,022	5.30	$26,615
BCSB Bankcorp Inc. (MHC)	Baltimore	MD	282	2,225	-4.00	-5.00	7,764	4.50	$18,336
BCSB Bankcorp Inc. (MHC)	Baltimore (City)	MD	153	5,094	3.00	4.00	1,302	4.50	$29,125
BCSB Bankcorp Inc. (MHC)	Harford	MD	79	2,963	7.00	8.00	532	4.10	$27,654
BCSB Bankcorp Inc. (MHC)	Howard	MD	67	3,989	8.00	9.00	1,060	2.70	$37,584
Deposit Weighted Market Data				2,477	-1.46	-2.00	6,120	4.35	$20,978
Comparable Median				**2,676**	**0.38**	**1.00**	**744**	**5.30**	**$21,661**
North Penn Bank	Lackawanna	PA	101	2,070	-2.00	-2.00	456	6.20	$21,143
North Penn Bank	Monroe	PA	57	2,742	13.00	14.00	257	6.50	$22,663
Deposit Weighted Market Data				**2,246**	**1.93**	**2.20**	**404**	**6.28**	**$21,542**

Sources: SNL Securities, Claritas and US Bureau of Labor Statistics

Positive	Neutral	Negative
Higher Population Growth	Similar Income	Higher Unemployment
		Lower Density

The Bank's market area has grown at a faster rate than the Comparable median and is projected to continue to grow at a faster rate. Income levels are similar, however, unemployment levels are also higher. The Bank's markets have lower population density. Based upon these factors, no adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however, pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 35 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield ($)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
ALLB	Greater Delaware Valley Savings Bank (M	1.18	51.43
BCSB	BCSB Bankcorp, Inc. (MHC)	2.93	416.67
CHEV	Cheviot Financial Corp. (MHC)	1.75	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.95	NA
GCBC	Greene County Bancorp Inc. (MHC)	2.55	55.78
GOV	Gouverneur Bancorp Inc. (MHC)	1.60	70.27
JXSB	Jacksonville Bancorp, Inc. (MHC)	1.68	75.00
KFED	K-Fed Bancorp (MHC)	1.31	NA
ONFC	Oneida Financial Corp. (MHC)	3.29	87.60
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.27	64.92
WFD	Westfield Financial Inc. (MHC)	1.55	48.39
	Average	1.91	108.76
	Median	1.68	67.60
	Maximum	3.29	416.67
	Minimum	0.95	48.39
	North Penn Bancorp, Inc.	-	-
	Variance to the Comparable Median	(1.68)	(67.60)

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 67.60%, ranging from a high of 416.67% to a low of 48.39%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 13.82%. The Bank will have adequate capital and profits to pay cash dividends.

The Bank will have a bank holding company and the MHC will not be able to waive dividends under current Federal Reserve Board policy, unlike ten of the eleven OTS regulated holding companies in the Comparable Group. Thus, the Bank will pay out a greater proportion of earnings under its dividend policy than the Comparable Group will. The higher payout ratio limits the Bank's dividend yield and leveraging capacity.

As such, a slight downward is necessary for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 36 - MARKET CAPITALIZATION DATA

Ticker	Short Name	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
		Market Data					
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (M	105.00	30.50	32.25	29.73	10.42	10.42
BCSB	BCSB Bankcorp, Inc. (MHC)	100.60	17.06	17.89	14.87	6.84	6.38
CHEV	Cheviot Financial Corp. (MHC)	113.40	11.43	12.31	10.75	7.77	7.77
CSBK	Clifton Savings Bancorp, Inc. (MHC)	384.10	12.58	12.75	11.10	6.61	6.61
GCBC	Greene County Bancorp Inc. (MHC)	67.60	32.90	33.00	30.00	15.31	15.31
GOV	Gouverneur Bancorp Inc. (MHC)	37.10	16.25	16.37	12.90	7.84	7.84
JXSB	Jacksonville Bancorp, Inc. (MHC)	35.20	17.90	19.25	15.28	10.61	9.06
KFED	K-Fed Bancorp (MHC)	221.40	15.22	15.62	13.01	6.23	5.92
ONFC	Oneida Financial Corp. (MHC)	86.50	11.55	12.74	10.72	6.91	5.13
PBHC	Pathfinder Bancorp, Inc. (MHC)	44.10	18.03	18.50	15.50	9.02	7.16
WFD	Westfield Financial Inc. (MHC)	256.80	25.74	25.86	21.71	12.31	12.31
	Average	131.98	19.01	19.69	16.87	9.08	8.54
	Median	100.60	17.06	17.89	14.87	7.84	7.77
	Maximum	384.10	32.90	33.00	30.00	15.31	15.31
	Minimum	35.20	11.43	12.31	10.72	6.23	5.13
	North Penn Bancorp, Inc.	16.98	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(83.62)	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $35.2 million to a high of $384.1 million with a median market capitalization of $100.6 million. The Bank expects to have $17.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on the OTC Electric Bulletin Board. The bid/ask spread on nonliquid stocks can be extremely wide.

A downward adjustment for this factor appears warranted, due to the lower level of market capitalization and expected liquidity, relative to the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. The only material difference is that the federally regulated Comparables have the ability to waive dividends to the MHC. This factor was addressed in the cash dividends section.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions rose dramatically from 2001 to 2004 YTD.

FIGURE 37 - MHC REORGANIZATIONS (SINCE 1/1/01) PRO FORMA DATA

						Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Pro Forma Earnings (x)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Fully Converted Book Value (%)
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	NM	NM	NM	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	NM	NM	NM	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	NM	NM	NM	90.25
SIFI	SI Financial Group Inc. (MHC)	09/30/2004	10.0000	58.00	41,645	NM	NM	NM	90.71
Q3'04	Average					NM	NM	NM	88.51
	Median					NM	NM	NM	89.08
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	NM	NM	NM	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	NM	NM	NM	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	NM	NM	NM	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	NM	NM	NM	92.82
Q2'04	Average					NM	NM	NM	84.84
	Median					NM	NM	NM	85.32
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	NM	NM	NM	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	NM	NM	NM	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	NM	NM	NM	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	NM	NM	NM	83.14
Q1'04	Average					NM	NM	NM	87.62
	Median					NM	NM	NM	87.62
2004 YTD	Average					NM	NM	NM	86.99
	Median					NM	NM	NM	86.68
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	NM	NM	NM	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	NM	NM	NM	80.70
Q4'03	Average					NM	NM	NM	79.02
	Median					NM	NM	NM	79.02
2003	Average					NM	NM	NM	79.02
	Median					NM	NM	NM	79.02
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	55.00	5,400	NM	NM	NM	61.80
Q3'02	Average					NM	NM	NM	61.80
	Median					NM	NM	NM	61.80
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	55.00	7,655	NM	NM	NM	65.02
Q2'02	Average					NM	NM	NM	65.02
	Median					NM	NM	NM	65.02
2002	Average					NM	NM	NM	63.41
	Median					NM	NM	NM	63.41
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	53.00	42,156	NM	NM	NM	62.34
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	51.00	9,828	NM	NM	NM	60.13
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	80.00	33,386	NM	NM	NM	47.68
Q4'01	Average					NM	NM	NM	56.72
	Median					NM	NM	NM	60.13
2001	Average					NM	NM	NM	56.72
	Median					NM	NM	NM	60.13
1/1/2001	Average					NM	NM	NM	78.89
11/29/2004	Median					NM	NM	NM	83.24

Source: SNL Securities

The first day "pop" has declined in 2004.

FIGURE 38 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
ACFC	Atlantic Coast Federal Corporation (MHC)	17.50	24.80	29.30	NA	42.40
PSBH	PSB Holdings, Inc. (MHC)	5.00	6.30	4.50	NA	19.00
NVSL	Naugatuck Valley Financial Corp. (MHC)	8.00	8.10	4.20	NA	10.00
SIFI	SI Financial Group Inc. (MHC)	NA	11.00	9.40	NA	22.00
Q3`04	**Average**	**10.17**	**12.55**	**11.85**	**NM**	**23.35**
	Median	**8.00**	**9.55**	**6.95**	**NM**	**20.50**
FFFS	First Federal Financial Services, Inc. (MHC)	15.00	20.50	35.00	35.00	50.00
MNCK	Monadnock Community Bancorp, Inc. (MHC)	3.75	2.50	-3.13	-0.13	25.00
OFFO	Osage Federal Financial Inc. (MHC)	20.00	22.50	9.50	9.50	21.50
WAWL	Wawel Savings Bank (MHC)	29.50	25.00	12.50	25.00	15.00
Q2`04	**Average**	**17.06**	**17.63**	**13.47**	**17.34**	**27.88**
	Median	**17.50**	**21.50**	**11.00**	**17.25**	**23.25**
KFED	K-Fed Bancorp (MHC)	34.90	30.00	15.10	29.00	52.20
CZWI	Citizens Community Bancorp (MHC)	23.70	32.50	17.50	18.50	50.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.50	37.50	32.90	24.00	25.80
CHEV	Cheviot Financial Corp. (MHC)	33.20	34.70	33.00	31.00	14.30
Q1`04	**Average**	**28.58**	**33.68**	**24.63**	**25.63**	**35.58**
	Median	**28.45**	**33.60**	**25.20**	**26.50**	**37.90**
2004 YTD	**Average**	**19.37**	**21.28**	**16.65**	**21.48**	**28.93**
	Median	**20.00**	**23.65**	**13.80**	**24.50**	**23.50**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	60.00	45.63
ASBH	ASB Holding Company (MHC)	62.00	71.00	68.50	79.50	75.00
Q4`03	**Average**	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
	Median	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
2003	**Average**	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
	Median	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	99.00
Q3`02	**Average**	**19.50**	**20.00**	**18.50**	**13.00**	**99.00**
	Median	**19.50**	**20.00**	**18.50**	**13.00**	**99.00**
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	98.00
Q2`02	**Average**	**23.00**	**24.00**	**24.00**	**23.00**	**98.00**
	Median	**23.00**	**24.00**	**24.00**	**23.00**	**98.00**
2002	**Average**	**21.25**	**22.00**	**21.25**	**18.00**	**98.50**
	Median	**21.25**	**22.00**	**21.25**	**18.00**	**98.50**
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	157.40
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	147.50
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	308.20
Q4`01	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**204.37**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**157.40**
2001	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**204.37**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**157.40**
1/1/2001	**Average**	**27.18**	**28.36**	**27.05**	**37.02**	**67.26**
11/29/2004	**Median**	**23.35**	**25.00**	**24.00**	**29.00**	**45.63**

Source: SNL Securities

The aftermarket performance warrants an upward adjustment as the performance continues to be solid.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	No Adjustment
Balance Sheet Growth	Slight Upward
Earnings Quality, Predictability and Growth	Moderate Downward
Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Issue	Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Upward

7. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 9-13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Pennsylvania public thrifts, all publicly traded thrifts and the recent (2001 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Pennsylvania MHC thrifts are shown in Exhibit 7.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro feels that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint as if fully converted, with a foundation, is estimated to be $16,650,000. Based upon a range below and above the midpoint value, the relative values are $14,152,500 at the minimum and $19,147,500 at the maximum respectively. At the super maximum of the range, the offering value would be $22,019,630.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 39 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,665,000	$ 10	$ 16,650,000
Range:			
- Minimum	1,415,250	$ 10	14,152,500
- Maximum	1,914,750	10	19,147,500
- Super Maximum	2,201,963	10	22,019,630

Source: FinPro Inc. Pro forma Model

FIGURE 40 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	34.48						
Price-Core Earnings Ratio P/E	Mid	38.46	43.94	38.99	NA	NA	43.51	39.08
	Max	43.48						
	Smax	47.62						
	Min	73.31%						
Price-to-Book Ratio P/B	Mid	77.58%	99.76%	100.42%	NA	NA	105.24%	105.81%
	Max	80.97%						
	Smax	84.18%						
	Min	73.31%						
Price-to-Tangible Book Ratio P/TB	Mid	77.58%	103.35%	105.47%	NA	NA	108.84%	106.79%
	Max	80.97%						
	Smax	84.18%						
	Min	13.69%						
Price-to-Assets Ratio P/A	Mid	15.78%	24.27%	23.15%	NA	NA	26.98%	27.99%
	Max	17.78%						
	Smax	19.98%						

Source: FinPro Calculations

This equates to the following multiples:

FIGURE 41 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT WITH FOUNDATION

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	40.00	38.46	77.58%	77.58%	15.78%
Comparable Group Median	37.41	38.99	100.42%	105.47%	23.15%
(Discount) Premium	6.93%	-1.35%	-22.74%	-26.44%	-31.83%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 1.35% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 26.44% discount to the Comparable Group.

FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM WITH FOUNDATION

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	50.00	47.62	84.18%	84.18%	19.98%
Comparable Group Median	37.41	38.99	100.42%	105.47%	23.15%
(Discount) Premium	33.66%	22.15%	-16.17%	-20.18%	-13.68%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 22.15% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 20.18% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 44%, is estimated to be $7,492,500. Based upon a range below and above the midpoint value, the relative values are $6,368,630 at the minimum and $8,616,380 at the maximum, respectively. At the super maximum of the range, the offering value would be $9,908,830.

FIGURE 43 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $14,435,550 at 44%	636,863	$10	$6,368,630
Appraised Value - $16,983,000 at 44%	749,250	$10	$7,492,500
Appraised Value - $19,530,450 at 44%	861,638	$10	$8,616,380
Appraised Value - $22,460,023 at 44%	990,883	$10	$9,908,830

Source: FinPro Inc. Pro forma Model

FIGURE 44 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	47.62	45.45	123.46%	123.46%	17.07%
Unadjusted MHC Trading Median	41.50	45.00	207.30%	214.90%	27.49%
(Discount) Premium	14.75%	1.00%	-40.44%	-42.55%	-37.90%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 1.00% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 42.55% discount to the Comparable Group.

FIGURE 45 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	62.50	58.82	141.04%	141.04%	22.09%
Unadjusted MHC Trading Median	41.50	45.00	207.30%	214.90%	27.49%
(Discount) Premium	50.60%	30.71%	-31.96%	-34.37%	-19.64%

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 30.71% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 34.37% discount to the Comparable Group.

COMPARISON TO NONLIQUID MHC

Nonliquid companies traded at lower levels relative to liquid companies, as discussed in the liquidity of the issue section. The following table displays the trading multiples of all pink sheet MHCs relative to the Comparable Group. The pink sheet median price to *GAAP* tangible book multiple is 11.49% below the Comparable Group median price to *GAAP* tangible book multiple.

FIGURE 46 – COMPARISON TO PINK SHEET MHCS

Ticker	Short Name	Current Market Value ($M)	Current Price in Relation to						
			Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
	All Pink Sheet MHC - Full Converted Basis								
AJSB	AJS Bancorp, Inc. (MHC)	56.1	27.7	27.7	33.8	34.2	99.9	99.9	18.78
ALMG	Alamogordo Financial Corp. (MHC)	56.3	71.8	86.8	59.6	61.8	91.0	91.0	29.37
ALPN	Alpena Bancshares, Inc. (MHC)	41.9	43.3	138.5	39.8	56.9	101.5	111.6	15.18
ASBH	ASB Holding Company (MHC)	97.2	NA	NA	NA	NA	NA	NA	NA
ASFE	AF Financial Group, Inc. (MHC)	21.8	87.8	87.8	NM	NM	99.0	107.1	9.86
CZWI	Citizens Community Bancorp (MHC)	45.6	40.0	40.0	43.0	43.0	99.0	NA	24.20
EBMT	Eagle Bancorp (MHC)	39.6	24.4	24.4	21.3	21.8	92.3	92.3	17.70
EKFC	Eureka Financial Corporation (MHC)	38.4	27.3	27.3	34.7	34.7	97.3	97.3	35.26
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	27.3	50.3	50.3	86.5	86.5	96.8	96.8	18.42
FSGB	First Federal of South Carolina, FSB (MHC)	15.0	NA	NA	NA	NA	NA	NA	NA
GFCJ	Guaranty Financial, MHC	131.9	NA	NA	NA	NA	NA	NA	NA
LBTM	Liberty Savings Bank, FSB (MHC)	38.8	22.1	22.1	42.9	45.2	97.8	97.8	16.52
MDNB	Minden Bancorp, Inc. (MHC)	28.2	17.3	17.3	20.2	20.2	88.5	88.5	22.88
MNCK	Monadnock Community Bancorp, Inc. (MHC)	9.4	NA	NA	NA	NA	NA	NA	NA
MSVB	Mid-Southern Savings Bank, FSB (MHC)	35.5	22.1	22.5	35.6	30.6	97.2	97.2	20.23
NEBS	New England Bancshares, Inc. (MHC)	44.6	31.8	33.0	36.0	38.1	88.3	91.8	19.31
OFFO	Osage Federal Financial Inc. (MHC)	27.7	44.5	44.5	55.1	55.1	91.8	91.8	26.26
RBLG	Roebling Financial Corp, Inc.	20.5	31.0	31.0	34.1	34.1	121.6	121.6	20.63
SERC	Service Bancorp Inc. (MHC)	47.0	22.7	24.0	21.9	22.6	98.4	98.4	13.75
WAKE	Wake Forest Bancshares, Inc. (MHC)	29.3	23.7	23.7	25.0	25.0	97.5	97.5	29.26
WAWL	Wawel Savings Bank (MHC)	24.6	NA	NA	NA	NA	NA	NA	NA
WCFB	Webster City Federal Bancorp (MHC)	47.3	33.8	33.8	35.1	35.1	99.8	100.0	36.94
WFSM	Westborough Financial Services, Inc. (MHC)	50.1	31.5	35.7	34.8	37.7	88.8	88.8	17.17
	All Pink Sheet MHC Median	38.80	31.22	31.97	35.15	35.15	97.39	97.26	19.77
	Comparable Median	100.60	33.79	33.79	37.41	38.99	100.42	105.47	23.15
	Premium/(Discount) to Comparable median		-7.61%	-5.39%	-6.05%	-9.85%	-3.01%	-7.78%	-14.60%
	All Pink Sheet MHC - GAAP Basis								
ASFE	AF Financial Group, Inc. (MHC)	21.8	34.6	129.7	NM	NM	174.7	201.8	10.30
AJSB	AJS Bancorp, Inc. (MHC)	56.1	30.9	30.9	39.9	40.5	184.0	184.0	20.37
ALMG	Alamogordo Financial Corp. (MHC)	56.3	NM	142.6	NM	86.8	200.3	200.3	35.52
ALPN	Alpena Bancshares, Inc. (MHC)	41.9	42.1	NM	49.5	72.6	195.5	236.9	16.34
ASBH	ASB Holding Company (MHC)	97.2	NA	175.0	NA	NA	256.8	256.8	23.78
CZWI	Citizens Community Bancorp (MHC)	45.6	53.6	53.6	NA	NA	232.7	NA	28.17
EBMT	Eagle Bancorp (MHC)	39.6	28.5	28.5	24.5	25.1	166.6	166.6	19.86
EKFC	Eureka Financial Corporation (MHC)	38.4	32.6	32.6	42.8	42.8	192.3	192.3	42.91
FSGB	First Federal of South Carolina, FSB (MHC)	15.0	NA	NA	NA	NA	NA	NA	NA
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	27.3	59.0	59.0	NA	NA	172.4	172.4	20.11
GFCJ	Guaranty Financial, MHC	131.9	NA	NA	NA	NA	NA	NA	NA
LBTM	Liberty Savings Bank, FSB (MHC)	38.8	24.8	24.8	51.3	54.5	193.8	193.8	18.05
MSVB	Mid-Southern Savings Bank, FSB (MHC)	35.5	25.3	25.8	44.1	37.7	237.5	237.5	23.07
MDNB	Minden Bancorp, Inc. (MHC)	28.2	19.1	19.1	23.4	23.4	154.7	154.7	25.93
MNCK	Monadnock Community Bancorp, Inc. (MHC)	9.4	NA	NA	NA	NA	184.4	184.4	17.25
NEBS	New England Bancshares, Inc. (MHC)	44.6	38.0	39.6	41.2	43.9	155.3	166.7	20.82
OFFO	Osage Federal Financial Inc. (MHC)	27.7	43.4	60.8	NM	NA	203.9	203.9	31.19
RBLG	Roebling Financial Corp, Inc.	20.5	26.9	26.9	31.3	31.3	220.7	220.7	18.17
SERC	Service Bancorp Inc. (MHC)	47.0	25.2	26.7	24.4	25.1	179.5	179.5	14.50
WAKE	Wake Forest Bancshares, Inc. (MHC)	29.3	23.6	27.7	27.1	28.7	180.9	180.9	33.97
WAWL	Wawel Savings Bank (MHC)	24.6	24.4	24.4	NA	NA	188.1	188.1	33.38
WCFB	Webster City Federal Bancorp (MHC)	47.3	39.2	39.2	41.8	41.8	208.0	209.0	45.80
WFSM	Westborough Financial Services, Inc. (MHC)	50.1	37.5	43.4	41.5	45.4	174.4	174.4	18.97
	All Pink Sheet MHC Median	38.80	31.75	32.60	41.20	41.15	188.10	190.20	20.82
	Comparable Median	100.60	38.55	40.20	41.50	45.00	207.30	214.90	27.49
	Premium/(Discount) to Comparable median		-17.64%	-18.91%	-0.72%	-8.56%	-9.26%	-11.49%	-24.26%

Source: SNL data, FinPro Calculations

As a secondary check, FinPro selected all pink sheet MHCs.

FIGURE 47 – PINK SHEET MHC AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	40.00	38.46	77.58%	77.58%	15.78%
All Pink Sheet Trading Median	35.15	35.15	97.37%	97.26%	19.77%
(Discount) Premium	13.81%	9.43%	-20.32%	-20.23%	-20.18%

Source: SNL data, FinPro Calculations

As Figure 47 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 9.43% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 20.23% discount to the Pink Sheet MHC median.

FIGURE 48 - PINK SHEET MHC AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	50.00	47.62	84.18%	84.18%	19.98%
All Pink Sheet Trading Median	35.15	35.15	97.37%	97.26%	19.77%
(Discount) Premium	42.27%	35.49%	-13.55%	-13.45%	1.06%

Source: SNL data, FinPro Calculations

As Figure 48 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 35.49% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 13.45% discount to the Pink Sheet MHC median.

FIGURE 49 – PINK SHEET GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	47.62	45.45	123.46%	123.46%	17.07%
All Pink Sheet Trading Median	41.20	41.15	188.10%	190.20%	20.82%
(Discount) Premium	15.58%	10.45%	-34.36%	-35.09%	-18.01%

Source: SNL data, FinPro Calculations

As Figure 49 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 10.45% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 35.09% discount to the Pink Sheet MHC median.

FIGURE 50 - PINK SHEET GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	62.50	58.82	141.04%	141.04%	22.09%
All Pink Sheet Trading Median	41.20	41.15	188.10%	190.20%	20.82%
(Discount) Premium	51.70%	42.94%	-25.02%	-25.85%	6.10%

Source: SNL data, FinPro Calculations

As Figure 50 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 42.94% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at an 25.85% discount to the Pink Sheet MHC median.

COMPARISON TO RECENT MHC CONVERSIONS

To verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions. The Bank is priced in-line with Prudential, a Pennsylvania MHC offering that has been filed.

FIGURE 51 – COMPARISON TO FILED AND PENDING MHC OFFERINGS

	Super Maximum Appraisal Price to Full Converted Tangible Book
North Penn	84.18
Applications Filed:	
BankFinancial	85.62
Prudential	83.95
Kearny	88.70
Pending Offerings:	
BV Financial	87.78
Home Federal, LA	82.38
SFSB	82.72
Georgetown	88.45
Ocean Shore	89.77

Source: 11/30/04 Conversion Watch

VALUATION CONCLUSION

We believe that the premiums and discounts on an earnings and a tangible book basis, respectively, are appropriate relative to the Comparable Group. This range was confirmed by the trading values of other illiquid MHCs,. Additionally, this range was analyzed relative to other filed and pending MHC offerings.

It is, therefore, FinPro's opinion that as of November 29, 2004, the estimated pro forma market value of the Bank in a full offering was $16,983,000 at the midpoint of a range with a minimum of $14,435,550 to a maximum of $19,530,450 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $22,460,020.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 44.12% will equal 636,863 shares, 749,250 shares, 861,638 shares and 990,883 shares at the minimum, midpoint, maximum and super maximum, respectively. The Bank will contribute 1.96% of the shares to a charitable foundation plus $100,000 in cash.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1 - Firm Overview

FinPro, Inc. was established in 1987 as a full service investment banking and management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies.

FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.

FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:

- strategic planning and mergers and acquisitions at the Stonier School of Banking;
- strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
- various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
- an online mergers and acquisitions course for the American Bankers Association.

FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

Asset / Liability Management
- Interest Rate Risk Modeling
- Investment Advisory
- Balance Sheet Restructuring

Capital Markets
- Corporate Finance
- Mergers and Acquisitions
- Fairness Opinions
- Bank Appraisals and Valuations

Compliance
- Quarterly Bank Fiduciary Package
- CRA Performance Review and Improvement
- Compliance Reviews

Financial
- Core Deposit Studies and Intangible Impairment Analysis
- Earnings Improvement Studies

Market Feasibility Studies
- Market Studies and Market Area Evaluations
- Site Studies
- Branch Applications

Market Research
- Branch Evaluations, Acquisitions, Sales, Consolidations and Swaps
- Branch and Product Profitability
- Competitive Analysis and Positioning
- Customer Segmentation and Profiling

Operations
- Financial Reporting
- Operational and Systems Consulting

Strategic Planning
- Budgeting
- Strategic and Business Planning

Exhibit 1 – Firm Overview, Dennis E. Gibney

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $2.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Dennis' areas of expertise include financial modeling, merger accounting, security valuation, interest rate risk analysis, portfolio management and competitive analysis.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis is a member of the New York Society of Security Analysts. He earned a B.S. from Babson College with a triple-major in Finance, Investments and Economics.



Dennis E. Gibney, CFA
Managing Director

Exhibit 2.

NORTH PENN BANK AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

	SEPTEMBER 30, 2004 (UNAUDITED)	DECEMBER 31, 2003 (AUDITED)
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 26	$ 1,003
Interest-bearing deposits in other banks	633	2,065
Total cash and equivalents	659	3,068
Investment securities:		
Held-to-maturity (fair value of $1,108 (unaudited) and $2,534, respectively)	1,097	2,437
Available-for-sale, at fair value	26,506	31,530
Loans, net (allowance for loan losses of $920 (unaudited) and $985, respectively)	58,991	49,021
Accrued interest receivable	607	557
Other assets	34	259
Premises and equipment, net	2,795	2,804
Foreclosed real estate	37	87
Federal Home Loan Bank stock, at cost	646	552
Atlantic Central Bankers Bank stock, at cost	37	37
Cash surrender value of life insurance	1,676	1,626
Deferred income taxes	359	221
Total assets	$93,444	$92,199
LIABILITIES AND EQUITY		
LIABILITIES:		
Deposits	$77,910	$79,180
Other borrowings	7,240	5,000
Accrued interest payable	140	198
Other liabilities	455	138
Total liabilities	85,745	84,516
EQUITY:		
Unappropriated retained earnings	4,697	4,412
Appropriated retained earnings	2,952	2,952
Accumulated other comprehensive income	50	319
Total equity	7,699	7,683
Total liabilities and equity	$93,444	$92,199

See Notes to Consolidated Financial Statements

Exhibit 3.

NORTH PENN BANK AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED ..SEPTEMBER 30..		YEAR ENDED ..DECEMBER 31..	
	2004	2003	2003	2002
	(UNAUDITED)		(AUDITED)	
Interest income:				
Loans receivable:				
First mortgage loans	$1,568	$2,118	$2,396	$3,319
Consumer and other loans	913	635	1,117	1,102
Securities held-to-maturity	105	132	180	315
Securities available-for-sale	990	944	1,280	1,046
Interest on balances with banks	8	47	54	31
Dividend on FHLB stock	6	4	15	21
Total interest	3,590	3,880	5,042	5,834
Interest expense:				
Deposits	1,249	1,514	1,959	2,320
Borrowed funds	239	286	377	527
Total interest expense	1,488	1,800	2,336	2,847
Net interest income	2,102	2,080	2,706	2,987
Provision for loan losses	-	15	15	40
Net interest income after provision for loan losses	2,102	2,065	2,691	2,947
Noninterest income	328	321	469	286
Noninterest expenses:				
Compensation and benefits	1,067	948	1,302	1,222
Occupancy and equipment	377	356	556	569
Deposit insurance premium	8	20	23	34
Other expenses	590	507	673	596
Total noninterest expense	2,042	1,831	2,554	2,421
Income before income taxes and extraordinary loss	388	555	606	812
Income tax expense	103	182	206	313
Net income before extraordinary loss	285	373	400	499
Extraordinary loss (less applicable income taxes of $54)	-	-	-	(106)
Net income	$ 285	$ 373	$ 400	$ 393

See Notes to Consolidated Financial Statements

Exhibit 4.

NORTH PENN BANK AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(DOLLARS IN THOUSANDS)

	UNAPPROPRIATED	APPROPRIATED	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL EQUITY
Balance, December 31, 2001	$3,619	$2,952	$283	$6,854
Comprehensive income:				
Net income	393	-	-	393
Unrealized gains on securities, net of income taxes	-	-	360	360
Comprehensive income				753
Balance, December 31, 2002	4,012	2,952	643	7,607
Comprehensive income:				
Net income	400	-	-	400
Unrealized losses on securities, net of income taxes	-	-	(324)	(324)
Comprehensive income				76
Balance, December 31, 2003	4,412	2,952	319	7,683
Comprehensive income:				
Net income	285	-	-	285
Unrealized losses on securities, net of income taxes	-	-	(269)	(269)
Comprehensive income				16
Balance, September 30, 2004 (unaudited)	$4,697	$2,952	$ 50	$7,699

See Notes to Consolidated Financial Statements

Exhibit 5.

NORTH PENN BANK AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 AND
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED ..SEPTEMBER 30.		YEAR ENDED ..DECEMBER 31.	
	2004	2003	2003	2002
	(UNAUDITED)		(AUDITED)	
OPERATING ACTIVITIES:				
Net income	$ 285	$ 373	$ 400	393
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Net amortization of securities	338	71	82	61
Deferred income tax expense	-	182	206	259
Provision for loan losses	-	15	15	40
Depreciation of premises and equipment	211	227	305	304
Gain on foreclosed real estate and other assets	(27)	(102)	(123)	(56)
Gain on sale of loans	-	(55)	(81)	(41)
Net realized loss (gain) on securities available-for-sale	(4)	24	24	-
Increase in cash surrender value of life insurance	(50)	(8)	(26)	-
(Increase) decrease in accrued interest receivable	(50)	(107)	55	67
Decrease (increase) in other assets	4	(1,135)	(170)	10
(Decrease) increase in accrued interest payable	(58)	165	(23)	3
Increase (decrease) in accrued expenses and other liabilities	317	217	(42)	(4)
Net cash provided by (used in) operating activities	966	(133)	622	1,036
INVESTING ACTIVITIES:				
Loan originations and principal collections, net	(9,970)	6,091	4,542	(3,978)
Proceeds from the sale of loans	-	2,455	4,650	2,182
Purchase of securities available-for-sale	(1,658)	(16,846)	(22,607)	(1,005)
Proceeds from the maturities of securities held-to-maturity	1,350	1,591	2,000	-
Proceeds from sales and maturities of securities available-for-sale	3,152	3,438	4,778	3,210
Proceeds from repayments of securities available-for-sale	3,000	2,000	2,008	224
Purchase of life insurance policies	-	(1,600)	(1,600)	-
Net (purchase) sale of FHLB stock	(94)	55	77	72
Certificate of deposit called	-	100	100	-
Investment in premises and equipment	(202)	(48)	(81)	(230)
Proceeds from foreclosed real estate, net	77	321	344	205
Net cash (used in) provided by investing activities	(4,345)	(2,443)	(5,789)	680

Exhibit 5.

NORTH PENN BANK AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED ..SEPTEMBER 30.		YEAR ENDED ..DECEMBER 31,..	
	2004	2003	2003	2002
	(UNAUDITED)		(UNAUDITED)	
FINANCING ACTIVITIES:				
Net (decrease) increase in deposits	$(1,270)	$ (405)	$ 2,923	$ 6,223
Short-term borrowings, net	2,240	-	-	(500)
Proceeds from other borrowings	-	-	-	2,000
Repayment of other borrowings	-	-	(2,000)	(5,450)
Net cash provided by (used in) financing activities	970	(405)	923	2,273
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,409)	(2,981)	(4,244)	3,989
CASH AND CASH EQUIVALENTS, BEGINNING	3,068	7,312	7,312	3,323
CASH AND CASH EQUIVALENTS, ENDING	$ 659	$ 4,331	$ 3,068	$ 7,312

See Notes to Consolidated Financial Statements

Exhibit 6

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*					
	Comparable Thrift Data											
ALLB	Greater Delaware Valley Savings Bank (MHC	NASDAQ	Broomall	PA	8	03/03/1995	381,788	72.63	54.52	33.33	75.07	14.75
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	15	07/08/1998	749,957	63.39	49.19	44.51	77.60	16.27
CHEV	Cheviot Financial Corp. (MHC)	NASDAQ	Cincinnati	OH	5	01/06/2004	275,116	114.08	74.28	22.16	65.11	6.07
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	774,663	59.10	41.60	49.69	70.39	2.79
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998	284,675	63.26	54.39	37.02	85.99	2.63
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999	98,026	124.15	76.65	15.07	61.74	18.36
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	8	04/21/1995	259,704	56.14	48.86	43.07	87.04	3.55
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004	606,583	107.34	82.04	10.37	76.43	8.17
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	427,249	69.36	49.73	37.40	71.70	15.35
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	6	11/16/1995	303,029	79.33	61.97	25.33	78.12	13.37
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	794,188	62.03	47.69	43.28	76.89	7.74
	Average						450,453	79.16	58.27	32.84	75.10	9.91
	Median						381,788	69.36	54.39	37.02	76.43	8.17
	Maximum						794,188	124.15	82.04	49.69	87.04	18.36
	Minimum						98,026	56.14	41.60	10.37	61.74	2.63
	North Penn Bancorp, Inc.		Scranton	PA	4		93,444	76.90	63.13	29.54	83.38	7.75
	Variance to the Comparable Median						(288,344)	7.54	8.74	(7.48)	6.95	(0.42)

Exhibit 6

Selected Financial Data

		Capital for the Most Recent Period End					Asset Quality for the Most Recent Period End						Profitability	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data													
ALLB	Greater Delaware Valley Savings Bank (MI	9.39	9.39	-	9.40	10.05	0.64	188.89	1.36	14.45	1.21	42.74	0.63	6.76
BCSB	BCSB Bankcorp, Inc. (MHC)	5.38	5.04	6.63	7.21	5.70	0.30	216.50	0.17	3.08	0.65	191.96	0.10	1.51
CHEV	Cheviot Financial Corp. (MHC)	28.02	28.02	-	NA	28.30	0.06	586.26	0.17	0.60	0.38	165.52	0.44	2.16
CSBK	Clifton Savings Bancorp, Inc. (MHC)	26.06	26.06	-	18.83	26.19	0.08	414.34	0.03	0.12	0.32	414.34	0.55	2.72
GCBC	Greene County Bancorp Inc. (MHC)	10.88	10.88	-	9.24	11.32	0.20	417.43	0.14	1.30	0.82	315.67	1.10	10.14
GOV	Gouverneur Bancorp Inc. (MHC)	18.21	18.21	-	17.70	18.94	0.92	103.04	0.86	4.73	0.95	84.36	0.89	4.68
JXSB	Jacksonville Bancorp, Inc. (MHC)	7.98	6.90	14.60	6.76	8.82	1.41	120.81	0.92	11.47	1.70	88.47	0.30	3.99
KFED	K-Fed Bancorp (MHC)	14.95	14.30	5.10	10.07	15.34	0.01	NM	0.01	0.09	0.47	NM	0.61	5.62
ONFC	Oneida Financial Corp. (MHC)	12.11	9.29	25.70	8.31	12.66	1.14	95.55	0.57	4.73	1.08	95.55	0.78	6.67
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.24	5.84	20.60	NA	7.87	1.56	63.94	1.06	14.57	1.00	59.01	0.52	7.02
WFD	Westfield Financial Inc. (MHC)	14.69	14.69	-	14.67	15.32	0.65	203.51	0.31	2.10	1.32	203.51	0.78	5.12
	Average	14.08	13.51	6.60	11.35	14.59	0.63	241.03	0.51	5.20	0.90	166.11	0.61	5.13
	Median	12.11	10.88	-	9.40	12.66	0.64	196.20	0.31	3.08	0.95	130.54	0.61	5.12
	Maximum	28.02	28.02	25.70	18.83	28.30	1.56	586.26	1.36	14.57	1.70	414.34	1.10	10.14
	Minimum	5.38	5.04	-	6.76	5.70	0.01	63.94	0.01	0.09	0.32	42.74	0.10	1.51
	North Penn Bancorp, Inc.	8.24	8.24	-	8.22	9.22	1.71	89.84	1.14	13.78	1.54	89.84	0.41	4.95
	Variance to the Comparable Median	(3.87)	(2.64)	-	(1.18)	(3.44)	1.07	(106.36)	0.83	10.70	0.59	(40.69)	(0.20)	(0.17)

Exhibit 6

Selected Financial Data

		Income Statement								Balance Sheet Growth			Market Data					
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data																	
ALLB	Greater Delaware Valley Savings Bank (MI	NA	NA	NA	3.25	0.36	2.70	76.45	73.73	1.36	2.42	3.40	105.00	30.50	32.25	29.73	10.42	10.42
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	2.45	0.22	2.30	92.48	91.76	17.23	(1.74)	6.31	100.60	17.06	17.89	14.87	6.84	6.38
CHEV	Cheviot Financial Corp. (MHC)	NA	NA	NA	3.19	0.10	1.89	58.64	57.34	11.83	8.84	(9.18)	113.40	11.43	12.31	10.75	7.77	7.77
CSBK	Clifton Savings Bancorp, Inc. (MHC)	3.90	NA	NA	2.30	0.04	1.30	57.40	56.63	NA	NA	NA	384.10	12.58	12.75	11.10	6.61	6.61
GCBC	Greene County Bancorp Inc. (MHC)	NA	NA	NA	3.97	0.96	3.12	66.27	57.66	9.73	14.35	10.71	67.60	32.90	33.00	30.00	15.31	15.31
GOV	Gouverneur Bancorp Inc. (MHC)	NA	NA	NA	4.19	0.38	2.80	64.72	61.25	10.36	24.72	6.31	37.10	16.25	16.37	12.90	7.84	7.84
JXSB	Jacksonville Bancorp, Inc. (MHC)	NA	NA	NA	3.11	0.79	2.95	79.74	74.20	(2.62)	(5.06)	(3.05)	35.20	17.90	19.25	15.28	10.61	9.06
KFED	K-Fed Bancorp (MHC)	NA	NA	NA	NA	0.52	1.63	59.58	50.01	35.23	31.17	28.57	221.40	15.22	15.62	13.01	6.23	5.92
ONFC	Oneida Financial Corp. (MHC)	5.22	2.17	3.06	3.37	2.58	4.51	80.82	64.11	0.56	7.81	(0.94)	86.50	11.55	12.74	10.72	6.91	5.13
PBHC	Pathfinder Bancorp, Inc. (MHC)	NA	NA	NA	3.37	0.72	3.13	80.76	76.31	5.41	(3.31)	11.62	44.10	18.03	18.50	15.50	9.02	7.16
WFD	Westfield Financial Inc. (MHC)	4.54	NA	NA	3.06	0.37	2.18	67.24	63.05	(2.69)	8.16	(6.51)	256.80	25.74	25.86	21.71	12.31	12.31
	Average	4.55	2.17	3.06	3.23	0.64	2.59	71.28	66.00	8.64	8.74	4.72	131.98	19.01	19.69	16.87	9.08	8.54
	Median	4.54	2.17	3.06	3.22	0.38	2.70	67.24	63.05	7.57	7.99	4.86	100.60	17.06	17.89	14.87	7.84	7.77
	Maximum	5.22	2.17	3.06	4.19	2.58	4.51	92.48	91.76	35.23	31.17	28.57	384.10	32.90	33.00	30.00	15.31	15.31
	Minimum	3.90	2.17	3.06	2.30	0.04	1.30	57.40	50.01	(2.69)	(5.06)	(9.18)	35.20	11.43	12.31	10.72	6.23	5.13
	North Penn Bancorp, Inc.	5.48	2.42	3.06	3.21	0.47	2.93	72.13	81.54	1.80	27.12	(2.14)	16.98	NA	NA	NA	NA	NA
	Variance to the Comparable Median	0.94	0.25	-	(0.01)	0.09	0.23	4.89	18.49	(5.77)	19.13	(6.99)	(83.62)	NA	NA	NA	NA	NA

Exhibit 6

Selected Financial Data

		Dividends		Current Pricing Data as of 11/29/04							Productivity
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data										
ALLB	Greater Delaware Valley Savings Bank (MI	1.18	51.43	50.80	50.90	43.60	43.60	292.70	292.70	27.49	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	2.93	416.67	NM	108.00	NM	147.00	249.60	267.30	13.42	NA
CHEV	Cheviot Financial Corp. (MHC)	1.75	NA	40.80	40.80	NA	NA	147.10	147.10	41.21	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.95	NA	62.90	66.40	NA	NA	190.30	190.30	49.58	NA
GCBC	Greene County Bancorp Inc. (MHC)	2.55	55.78	21.60	21.60	22.40	22.20	214.90	214.90	23.38	NA
GOV	Gouverneur Bancorp Inc. (MHC)	1.60	70.27	36.90	36.90	43.90	46.40	207.30	207.30	37.75	31
JXSB	Jacksonville Bancorp, Inc. (MHC)	1.68	75.00	34.40	34.70	44.80	46.60	168.70	197.50	13.46	NA
KFED	K-Fed Bancorp (MHC)	1.31	NA	42.30	42.30	NA	NA	244.20	257.30	36.50	NA
ONFC	Oneida Financial Corp. (MHC)	3.29	87.60	20.60	22.00	26.90	30.30	167.20	225.00	20.24	148
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.27	64.92	30.10	35.50	29.10	38.80	199.90	251.80	14.48	106
WFD	Westfield Financial Inc. (MHC)	1.55	48.39	40.20	40.20	41.50	46.80	209.10	209.10	30.72	NA
	Average	1.91	108.76	38.06	45.39	36.03	52.71	208.27	223.66	28.02	95
	Median	1.68	67.60	38.55	40.20	41.50	45.00	207.30	214.90	27.49	106
	Maximum	3.29	416.67	62.90	108.00	44.80	147.00	292.70	292.70	49.58	148
	Minimum	0.95	48.39	20.60	21.60	22.40	22.20	147.10	147.10	13.42	31
	North Penn Bancorp, Inc.	-	-	NA	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(1.68)	(67.60)	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 6
Selected Financial Data

		Income							
Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
ALLB	Greater Delaware Valley Savings Bank (MI	520	519	0.15	0.15	2,390	2,389	0.70	0.70
BCSB	BCSB Bankcorp, Inc. (MHC)	233	230	0.04	0.04	664	645	0.12	0.12
CHEV	Cheviot Financial Corp. (MHC)	716	716	0.07	0.07	1,230	2,205	NA	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1,342	1,271	0.05	0.05	3,978	4,035	NA	NA
GCBC	Greene County Bancorp Inc. (MHC)	804	804	0.38	0.38	3,030	3,053	1.47	1.48
GOV	Gouverneur Bancorp Inc. (MHC)	239	239	0.11	0.11	832	789	0.37	0.35
JXSB	Jacksonville Bancorp, Inc. (MHC)	250	248	0.13	0.13	795	764	0.40	0.38
KFED	K-Fed Bancorp (MHC)	1,305	1,305	0.09	0.09	3,897	4,009	NA	NA
ONFC	Oneida Financial Corp. (MHC)	1,086	1,019	0.14	0.13	3,332	2,951	0.43	0.38
PBHC	Pathfinder Bancorp, Inc. (MHC)	360	305	0.15	0.13	1,515	1,132	0.62	0.47
WFD	Westfield Financial Inc. (MHC)	1,554	1,554	0.16	0.16	6,267	5,556	0.62	0.55
	Average	764	746	0.13	0.13	2,539	2,503	0.59	0.55
	Median	716	716	0.13	0.13	2,390	2,389	0.53	0.43
	Maximum	1,554	1,554	0.38	0.38	6,267	5,556	1.47	1.48
	Minimum	233	230	0.04	0.04	664	645	0.12	0.12
	North Penn Bancorp, Inc.	86	86	NA	NA	312	312	NA	NA
	Variance to the Comparable Median	(630)	(630)	NA	NA	(2,078)	(2,077)	NA	NA

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of November 29, 2004

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
AABC	Access Anytime Bancorp, Inc.	14.32	23.10	18.80	18.80	19.10	19.10	108.30	165.00	7.43	0.00	0.00
ABCW	Anchor BanCorp Wisconsin Inc.	29.02	665.80	15.80	16.30	15.40	16.50	211.20	226.00	17.07	1.72	25.00
AF	Astoria Financial Corporation	41.30	3,073.80	12.90	13.20	14.10	14.00	209.80	242.10	12.76	2.42	34.25
AFBC	Advance Financial Bancorp	25.81	35.70	17.00	18.40	15.10	16.20	166.10	232.90	11.24	1.55	23.39
ALFC	Atlantic Liberty Financial Corp	19.00	31.90	9.90	33.40	16.50	23.40	117.30	117.30	17.30	1.47	21.74
AMFC	AMB Financial Corp.	14.50	14.20	15.80	15.80	15.30	16.50	108.10	108.10	9.21	1.66	25.26
ASBI	Ameriana Bancorp	15.35	48.40	29.50	29.50	25.20	25.20	123.50	125.30	11.13	4.17	104.92
ASBP	ASB Financial Corp.	21.12	35.90	18.20	16.60	17.90	18.50	201.30	201.30	21.09	2.84	49.15
BBX	BankAtlantic Bancorp, Inc.	18.77	1,032.40	20.40	20.40	16.80	22.30	244.70	302.20	19.80	0.75	11.96
BFCF	BFC Financial Corporation	11.54	245.80	19.20	NA	21.80	NA	232.10	NM	3.93	0.00	0.00
BFD	BostonFed Bancorp, Inc.	43.70	207.10	NM	NM	58.30	71.60	209.90	252.00	12.30	1.46	85.33
BHL	Berkshire Hills Bancorp, Inc.	37.29	219.00	17.60	18.90	19.50	22.70	170.50	178.50	16.72	1.29	25.13
BKMU	Bank Mutual Corporation	12.27	962.20	34.10	41.90	36.10	38.50	132.80	144.20	30.31	1.63	52.94
BKUNA	BankUnited Financial Corporation	30.16	890.40	17.10	NA	19.10	NA	186.30	197.80	10.41	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.35	18.20	NM	NM	NM	69.00	112.10	143.30	8.53	0.00	0.00
BRKL	Brookline Bancorp, Inc.	16.20	958.10	50.60	57.30	54.00	60.30	163.80	163.80	58.32	2.10	246.67
BYFC	Broadway Financial Corporation	12.60	19.10	13.70	13.70	13.10	13.50	145.20	145.20	7.20	1.59	18.23
CAFI	Camco Financial Corporation	15.15	115.80	19.90	20.00	24.10	25.00	119.30	128.60	10.21	3.83	69.05
CASH	First Midwest Financial, Inc.	25.60	63.80	32.00	NA	16.30	NA	134.90	145.30	8.17	2.03	33.12
CCBI	Commercial Capital Bancorp Inc.	23.04	1,251.50	18.00	17.70	22.80	23.50	205.70	510.60	25.21	0.87	8.91
CEBK	Central Bancorp, Inc.	30.85	49.00	23.40	32.20	27.10	31.00	127.80	135.70	9.70	1.56	42.11
CFB	Commercial Federal Corporation	29.07	1,144.10	14.50	45.80	15.30	15.40	149.00	193.40	10.02	1.86	27.89
CFCP	Coastal Financial Corporation	15.25	242.40	16.60	15.60	17.10	16.40	284.00	284.00	18.51	1.31	20.96
CFFC	Community Financial Corporation	21.75	45.30	11.30	11.30	13.10	13.10	150.50	150.60	12.39	2.02	24.70
CFSB	Citizens First Financial Corp.	32.66	48.90	21.50	21.50	31.10	31.40	143.10	143.10	14.96	1.22	38.10
CIBI	Community Investors Bancorp, Inc.	14.75	15.80	19.40	19.40	19.70	20.00	119.10	119.10	13.01	2.44	46.67
CITZ	CFS Bancorp, Inc.	13.81	170.40	NM	NM	NM	NM	111.60	112.60	11.89	3.19	NM
CKFB	CKF Bancorp, Inc.	18.00	26.40	12.90	12.90	14.30	14.30	157.10	168.60	16.47	3.33	42.86
CNY	Carver Bancorp, Inc.	19.13	47.90	53.10	11.30	13.70	11.60	102.10	102.10	7.60	1.46	17.14
CSBC	Citizens South Banking Corporation	13.01	96.70	29.60	29.30	28.30	36.90	133.40	NA	19.13	2.00	55.43
CTZN	Citizens First Bancorp, Inc.	25.99	226.00	23.20	21.70	22.80	23.60	132.90	145.20	15.94	1.39	31.58
DCOM	Dime Community Bancshares, Inc.	18.00	671.10	14.50	14.40	14.40	14.90	239.70	299.30	19.69	3.11	44.26
DSL	Downey Financial Corp.	57.60	1,604.40	16.40	14.80	19.00	16.10	166.10	166.70	10.26	0.69	13.16
EFC	EFC Bancorp, Inc.	25.65	120.50	23.80	19.40	17.90	17.90	144.60	144.60	12.04	2.42	42.31
ESBF	ESB Financial Corporation	14.93	159.90	14.90	14.90	16.20	17.40	163.50	177.10	11.51	2.68	43.48
ESBK	Elmira Savings Bank, FSB	30.72	33.60	12.80	13.80	13.70	14.70	152.80	156.30	10.57	2.47	23.80
FBC	Flagstar Bancorp, Inc.	21.92	1,344.60	8.80	8.80	9.10	9.10	183.90	183.90	10.52	4.56	37.34
FBEI	First Bancorp of Indiana, Inc.	19.70	31.90	19.70	19.70	67.90	67.90	107.10	114.90	11.70	2.94	198.28
FBNW	FirstBank NW Corp.	29.00	84.40	13.40	13.40	13.90	13.90	122.40	171.70	11.68	2.34	32.54
FBSI	First Bancshares, Inc.	19.54	31.50	5.80	5.80	10.40	10.80	111.80	113.60	12.13	0.82	8.51
FBTC	First BancTrust Corporation	12.25	30.60	25.50	27.20	22.70	23.50	112.50	112.50	13.63	1.96	42.59
FBTX	Franklin Bank Corp.	18.04	382.90	15.00	15.10	25.10	25.30	146.30	189.80	11.57	0.00	0.00
FCAP	First Capital, Inc.	21.00	59.10	17.50	17.50	16.90	17.10	131.50	151.50	13.94	2.86	48.39
FCFL	First Community Bank Corporation of Ameri	24.55	51.90	25.60	25.60	28.90	29.00	224.50	228.70	22.98	0.00	0.00
FDEF	First Defiance Financial Corp.	27.45	172.70	25.40	15.60	17.30	16.60	137.70	162.20	15.66	2.91	50.31
FDT	Federal Trust Corporation	10.10	81.40	19.40	19.60	20.60	20.90	206.10	206.10	14.67	1.19	18.37
FED	FirstFed Financial Corp.	52.88	869.40	12.50	12.50	14.10	14.10	189.70	192.10	13.50	0.00	0.00
FFBH	First Federal Bancshares of Arkansas, Inc.	21.89	112.40	14.00	14.00	15.90	15.90	150.10	150.10	15.47	2.01	22.46
FFBI	First Federal Bancshares, Inc.	23.10	30.40	15.60	21.40	20.80	28.50	117.90	126.40	8.88	1.90	39.64
FFBZ	First Federal Bancorp, Inc.	13.20	44.70	33.00	33.00	26.90	26.90	189.10	189.10	17.30	1.82	36.73
FFCH	First Financial Holdings, Inc.	32.94	405.30	16.80	21.40	17.20	19.20	245.30	283.90	16.59	2.79	46.35

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of November 29, 2004

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
FFDF	FFD Financial Corporation	15.25	18.10	22.40	22.40	25.90	25.90	107.60	107.60	13.25	2.89	72.03
FFED	Fidelity Federal Bancorp	1.77	19.50	44.30	44.30	59.00	70.20	120.40	120.40	9.65	0.00	0.00
FFFD	North Central Bancshares, Inc.	39.30	60.80	11.30	11.30	12.00	12.00	146.50	166.50	13.41	2.54	30.40
FFFL	Fidelity Bankshares, Inc.	40.78	617.10	24.90	23.30	29.10	27.90	305.00	309.10	17.91	1.18	37.14
FFHS	First Franklin Corporation	19.50	32.20	60.90	54.70	39.00	35.40	136.20	136.20	11.77	1.64	64.00
FFIC	Flushing Financial Corporation	21.34	409.50	15.20	15.30	16.40	16.40	261.50	268.20	20.08	1.69	26.92
FFLC	FFLC Bancorp, Inc.	32.99	178.30	16.80	16.80	19.10	19.10	215.90	215.90	17.15	1.58	30.06
FFSX	First Federal Bankshares, Inc.	23.60	87.30	10.20	26.90	14.10	18.00	120.50	162.10	15.31	1.69	22.75
FFWC	FFW Corporation	22.75	29.20	12.10	13.60	12.20	12.70	123.00	128.30	11.89	2.99	35.29
FIFG	1st Independence Financial Group, Inc.	18.90	36.20	NM	NM	NM	202.00	112.70	116.00	12.81	1.69	950.00
FKFS	First Keystone Financial, Inc.	23.24	44.80	52.80	18.30	20.40	32.80	158.90	158.90	7.92	1.89	38.60
FKKY	Frankfort First Bancorp, Inc.	24.99	31.70	39.10	39.10	36.20	36.20	181.90	181.90	23.09	4.48	162.32
FMCO	FMS Financial Corporation	18.00	117.00	11.80	13.30	13.30	13.90	170.30	177.50	9.50	0.67	8.89
FMSB	First Mutual Bancshares, Inc.	25.00	132.10	13.60	13.60	15.20	15.20	227.90	227.90	13.44	1.44	19.39
FNFG	First Niagara Financial Group, Inc.	14.49	1,204.10	21.30	21.30	23.00	22.40	122.50	194.80	22.67	2.21	47.62
FNFI	First Niles Financial, Inc.	17.30	24.00	19.70	23.00	21.40	25.30	148.60	148.60	24.45	3.70	75.31
FPFC	First Place Financial Corp.	22.43	336.30	17.00	17.70	20.80	19.60	148.80	220.40	14.74	2.50	51.85
FPTB	First PacTrust Bancorp, Inc.	26.30	122.20	20.60	21.20	22.90	23.20	140.50	140.50	16.32	1.83	36.52
FSBI	Fidelity Bancorp, Inc.	23.00	61.50	15.50	16.20	14.90	16.50	146.10	156.80	9.80	2.09	29.75
GAFC	Greater Atlantic Financial Corp.	6.02	18.10	NM	NM	NM	NM	106.60	115.20	4.18	0.00	0.00
GCFC	Central Federal Corporation	12.50	27.40	NM	NM	NM	NM	140.10	NA	17.36	2.88	NM
GDW	Golden West Financial Corporation	118.57	18,153.40	14.20	14.20	14.90	15.10	263.40	263.40	18.10	0.40	5.29
GSLA	GS Financial Corp.	18.83	24.30	22.40	18.80	36.20	29.40	74.90	74.90	10.45	2.12	76.92
GTPS	Great American Bancorp, Inc.	25.50	18.70	12.30	12.30	16.70	16.70	108.10	111.20	11.97	1.73	28.76
GUPB	GFSB Bancorp, Inc.	20.25	23.20	12.70	10.30	16.10	15.00	122.90	122.90	10.19	2.47	39.68
HARB	Harbor Florida Bancshares, Inc.	35.18	836.90	18.30	18.30	19.90	20.60	292.00	296.00	31.85	1.82	36.16
HARL	Harleysville Savings Financial Corporation	28.54	65.60	13.00	13.10	13.70	14.20	148.10	148.10	9.14	3.08	39.42
HCFC	Home City Financial Corporation	15.19	12.50	20.00	20.00	18.80	18.80	100.40	NA	7.91	2.90	54.32
HFBC	HopFed Bancorp, Inc.	16.75	61.00	14.40	15.60	15.40	16.40	124.40	140.20	10.64	2.87	44.04
HFFC	HF Financial Corp.	18.45	65.60	11.30	11.30	12.60	12.60	122.80	135.40	7.63	2.38	29.42
HIFS	Hingham Institution for Savings	42.41	88.30	14.90	14.90	15.40	15.60	201.70	201.70	16.68	1.79	34.18
HLFC	Home Loan Financial Corporation	20.75	35.00	20.80	20.80	19.80	20.70	154.90	154.90	21.86	3.76	83.10
HMNF	HMN Financial, Inc.	31.50	139.80	12.30	12.30	13.60	13.70	168.80	177.80	14.63	2.79	36.36
HRBT	Hudson River Bancorp, Inc.	20.31	621.50	19.50	17.20	18.10	17.40	210.50	275.80	24.44	1.77	30.36
HRZB	Horizon Financial Corp.	20.45	207.90	16.00	16.50	16.90	17.90	194.00	195.00	23.41	2.54	42.15
HWEN	Home Financial Bancorp	6.40	8.70	20.00	NA	22.90	NA	119.90	119.90	13.02	1.88	42.86
HWFG	Harrington West Financial Group, Inc.	17.65	93.20	12.60	12.90	12.30	12.60	185.20	205.40	8.61	2.27	61.77
ICBC	Independence Community Bank Corp.	42.78	3,621.80	14.10	14.20	14.70	14.90	161.20	355.50	20.51	2.34	32.30
IFSB	Independence Federal Savings Bank	11.40	17.70	NM	NM	NM	NM	103.40	103.40	9.61	0.00	0.00
JFBI	Jefferson Bancshares, Inc.	13.19	105.30	27.50	27.00	26.90	26.80	117.20	117.20	34.52	1.52	46.94
KNBT	KNBT Bancorp, Inc.	17.15	520.20	28.60	30.00	NA	NA	128.50	145.20	21.62	1.17	NA
LARL	Laurel Capital Group, Inc.	25.66	49.80	25.70	25.70	29.50	29.90	179.90	NA	16.14	3.12	91.95
LNCB	Lincoln Bancorp	19.30	103.10	19.30	16.20	21.90	20.40	101.80	140.70	12.44	2.69	59.09
LSBI	LSB Financial Corp.	25.90	37.30	13.00	13.00	13.50	13.50	124.00	124.00	10.43	2.32	29.64
LSBX	LSB Corporation	18.62	80.50	29.10	29.10	13.40	25.30	139.90	139.90	16.06	2.79	37.41
MAFB	MAF Bancorp, Inc.	45.69	1,533.40	14.80	14.60	14.70	15.20	159.60	225.90	15.99	1.84	27.01
MASB	MASSBANK Corp.	37.50	165.00	23.40	24.40	23.20	26.90	149.20	150.70	16.88	2.67	61.73
MCBF	Monarch Community Bancorp, Inc.	13.87	37.60	NM	86.70	NM	66.00	89.50	119.70	12.87	1.44	NM
MFBC	MFB Corp.	30.00	39.90	50.00	21.20	5.80	4.80	111.00	129.10	7.36	1.60	NA
MFLR	Mayflower Co-operative Bank	18.00	36.90	20.50	22.60	20.20	23.70	208.80	209.90	16.77	2.22	44.94
MFSF	MutualFirst Financial, Inc.	23.51	112.40	15.90	15.90	16.10	16.10	125.30	126.50	13.54	2.04	32.19

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of November 29, 2004

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
MTXC	Matrix Bancorp, Inc.	12.26	79.90	2.90	NA	6.10	NA	97.40	97.40	4.26	0.00	0.00
MYST	Mystic Financial, Inc.	41.13	64.40	NM	84.90	38.80	44.50	219.50	219.50	13.86	1.12	41.98
NABC	NewAlliance Bancshares, Inc.	14.99	1,711.20	46.80	32.60	NA	NA	120.90	182.60	27.23	1.07	NA
NASB	NASB Financial, Inc.	39.94	337.90	14.10	14.10	13.50	13.80	252.90	259.20	25.09	2.00	54.05
NDE	IndyMac Bancorp Inc.	32.30	2,001.50	10.40	10.60	12.40	12.50	164.50	176.10	12.39	4.21	46.36
NEIB	Northeast Indiana Bancorp, Inc.	22.05	31.40	19.00	19.00	19.30	19.50	121.00	121.00	13.75	2.72	50.00
NEPF	Northeast Pennsylvania Financial Corp.	17.05	67.80	17.80	18.70	13.50	18.50	116.00	141.10	8.11	1.41	19.05
NHTB	New Hampshire Thrift Bancshares, Inc.	28.94	60.30	16.80	10.90	11.90	11.30	140.40	195.70	10.11	3.11	36.89
NMIL	NewMil Bancorp, Inc.	29.89	125.50	14.90	14.90	15.70	15.80	228.00	268.40	17.18	2.28	34.74
NTBK	NetBank, Inc.	10.24	476.20	28.40	44.70	15.10	17.00	109.40	133.50	10.66	0.78	11.76
NYB	New York Community Bancorp, Inc.	19.92	5,281.90	13.10	13.10	13.30	11.10	164.80	469.50	21.94	5.02	64.00
OCFC	OceanFirst Financial Corp.	25.49	334.30	18.20	18.70	18.70	19.20	244.60	247.20	17.70	3.14	58.82
PBCI	Pamrapo Bancorp, Inc.	23.90	118.90	14.20	14.20	14.50	14.50	219.50	219.50	18.41	3.51	50.91
PBCP	Provident Bancorp, Inc.	13.55	623.30	30.80	33.70	46.70	39.10	153.60	192.90	29.41	1.18	53.45
PBNC	PFS Bancorp, Inc.	15.07	22.20	23.60	NA	24.30	NA	81.10	81.10	17.46	1.99	842.74
PCBI	Peoples Community Bancorp, Inc.	23.23	90.60	27.70	27.70	19.50	21.10	121.20	130.50	10.63	2.58	25.21
PEDE	Great Pee Dee Bancorp, Inc.	15.50	28.10	21.50	NA	21.50	NA	105.20	109.30	17.27	4.13	86.81
PFB	PFF Bancorp, Inc.	44.91	751.10	14.40	17.20	16.50	18.20	227.10	227.90	18.83	1.78	29.41
PFDC	Peoples Bancorp	21.65	72.90	15.00	16.40	15.60	15.20	115.00	120.40	14.79	3.33	62.59
PFED	Park Bancorp, Inc.	31.00	35.50	14.10	17.50	14.30	16.30	108.60	108.60	12.29	2.32	30.41
PFS	Provident Financial Services, Inc.	19.34	1,445.70	25.50	26.20	28.00	28.90	127.60	207.90	22.13	1.24	34.78
PFSB	PennFed Financial Services, Inc.	17.20	237.10	15.90	15.90	19.60	19.30	192.80	194.30	12.07	1.16	22.73
PFSL	Pocahontas Bancorp, Inc.	15.75	72.00	19.70	25.90	12.80	18.00	144.90	209.90	10.10	2.03	26.02
PHSB	PHSB Financial Corp.	26.82	78.00	29.20	57.30	25.10	51.00	168.10	168.10	23.07	2.98	74.77
PPBI	Pacific Premier Bancorp, Inc.	13.81	72.60	20.30	21.60	14.50	17.50	200.40	200.40	17.56	0.00	0.00
PROV	Provident Financial Holdings, Inc.	28.99	202.80	12.10	12.80	13.20	13.40	180.90	181.10	14.01	1.93	20.00
PRTR	Partners Trust Financial Group, Inc.	11.13	547.30	55.70	25.80	28.50	23.90	101.70	210.10	14.91	2.16	62.31
PSFC	Peoples-Sidney Financial Corporation	15.75	22.60	23.20	21.90	22.50	22.20	129.50	129.50	16.62	3.56	94.29
PULB	Pulaski Financial Corp.	19.23	105.50	17.80	17.80	19.00	20.70	257.40	260.80	16.55	1.87	29.70
PVFC	PVF Capital Corp.	14.38	101.20	20.00	20.00	19.70	19.70	158.20	158.20	13.06	2.06	37.79
PVSA	Parkvale Financial Corporation	31.61	176.40	16.80	16.90	17.50	18.20	166.10	185.40	11.01	2.53	43.09
RIVR	River Valley Bancorp	23.50	37.50	15.10	NA	16.20	NA	169.10	169.30	13.78	3.06	48.28
RPFG	Rainier Pacific Financial Group, Inc.	17.89	145.00	55.90	34.60	NA	NA	127.60	127.90	17.92	1.23	NA
RVSB	Riverview Bancorp, Inc.	21.50	103.20	13.80	13.80	14.40	15.60	152.50	178.50	19.64	2.88	39.60
SFFS	Sound Federal Bancorp, Inc.	15.22	191.40	31.70	29.90	30.40	30.00	147.90	165.80	19.83	1.58	48.00
SOV	Sovereign Bancorp, Inc.	21.85	7,620.20	22.80	21.50	16.00	15.90	156.60	313.30	13.53	0.55	8.39
SSFC	South Street Financial Corp.	10.01	30.60	27.80	27.80	34.50	34.50	118.40	118.40	14.23	4.00	137.93
STBI	Sturgis Bancorp, Inc.	14.85	40.40	18.60	26.50	21.80	20.10	143.60	176.20	12.91	2.42	52.94
STSA	Sterling Financial Corporation	40.55	924.70	15.40	16.20	17.60	17.70	206.70	292.70	13.73	0.00	0.00
SVBI	Severn Bancorp, Inc.	40.74	169.40	12.90	12.90	13.80	13.80	296.10	297.90	24.60	1.08	13.56
SYNF	Synergy Financial Group, Inc.	11.41	142.10	31.70	32.40	31.70	31.90	134.40	135.30	16.96	1.40	22.22
SZB	SouthFirst Bancshares, Inc.	15.66	11.10	NM	95.50	NM	NM	109.10	115.20	8.00	3.83	NM
THRD	TF Financial Corporation	32.95	97.00	13.50	13.50	14.30	14.30	153.00	166.10	14.14	2.06	28.70
TONE	TierOne Corporation	25.36	463.70	18.70	18.70	19.80	20.80	171.80	218.00	16.24	0.79	15.62
TRST	TrustCo Bank Corp NY	14.04	1,043.80	17.60	21.90	19.00	22.10	464.40	465.50	36.69	4.27	81.08
TSBK	Timberland Bancorp, Inc.	24.70	95.90	17.20	16.60	16.90	16.50	131.70	131.70	20.82	2.43	39.73
TSH	Teche Holding Co.	41.01	93.10	17.70	18.60	16.50	17.00	154.50	165.50	14.26	2.15	33.06
UCBC	Union Community Bancorp	18.75	36.30	19.50	19.50	20.40	20.40	109.10	118.90	14.08	3.20	65.22
UCFC	United Community Financial Corp.	11.58	361.20	NM	NM	21.90	23.20	147.30	173.30	16.23	2.59	56.60
UPFC	United PanAm Financial Corp.	19.83	323.10	12.70	14.30	15.10	19.00	290.80	290.80	19.21	0.00	0.00
UTBI	United Tennessee Bankshares, Inc.	20.71	24.80	14.00	14.60	12.30	12.80	138.80	144.80	20.19	1.74	21.43

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of November 29, 2004

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
WAYN	Wayne Savings Bancshares, Inc.	16.85	62.10	32.40	34.50	27.20	27.60	148.60	NA	16.30	2.85	77.42
WEFC	Wells Financial Corp.	33.00	38.60	20.60	20.10	19.40	19.30	132.60	132.60	16.50	2.67	51.76
WES	Westcorp	42.78	2,219.20	10.30	NA	11.50	NA	172.70	172.80	14.46	1.31	18.60
WFI	Winton Financial Corporation	22.55	107.00	23.50	26.20	22.30	24.50	221.10	221.20	19.39	2.00	44.55
WFSL	Washington Federal, Inc.	26.86	2,113.30	16.80	15.10	16.20	15.70	188.60	199.10	29.47	3.13	49.40
WGBC	Willow Grove Bancorp, Inc.	18.16	177.60	23.90	24.00	27.90	29.10	164.80	166.30	17.64	2.42	64.62
WM	Washington Mutual, Inc.	40.57	35,177.40	13.40	13.50	11.90	14.00	169.00	244.00	12.18	4.44	50.88
WRO	Woronoco Bancorp, Inc.	35.95	131.50	23.70	23.70	22.60	22.60	162.20	168.90	14.68	2.25	49.69
WSB	Washington Savings Bank, F.S.B. (The)	13.55	99.70	11.70	11.70	11.80	12.20	204.10	204.10	19.10	2.07	22.61
WSFS	WSFS Financial Corporation	62.26	438.60	17.70	17.70	18.70	19.20	231.30	232.60	17.98	0.39	6.91
WVFC	WVS Financial Corp.	17.27	42.20	12.70	15.50	15.70	16.70	144.90	144.90	10.82	3.71	58.18
WYPT	Waypoint Financial Corp.	27.71	928.00	22.40	20.70	26.60	29.40	219.10	230.50	17.32	2.02	53.85
	All Fully Converted Average	23.67	713.56	20.44	21.92	20.17	23.31	161.27	181.49	15.51	2.05	51.74
	All Fully Converted Median	21.00	97.00	17.75	18.50	17.55	18.90	148.60	166.50	14.46	2.02	37.14
	All Mutual Holding Companies											
ACFC	Atlantic Coast Federal Corporation (MHC)	14.24	207.20	NA	NA	NA	NA	NA	NA	NA	-	NA
ALLB	Greater Delaware Valley Savings Bank (MH(	30.50	105.00	38.63	38.69	34.62	34.63	97.50	97.50	23.15	1.18	51.43
BCSB	BCSB Bankcorp, Inc. (MHC)	17.06	100.60	74.17	74.87	94.02	95.80	105.81	108.87	12.50	2.93	416.67
BFIN	BankFinancial Corporation (MHC)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
CFFN	Capitol Federal Financial (MHC)	35.56	2,631.10	NM	NM	NM	NM	108.76	108.76	25.98	5.62	NM
CHEV	Cheviot Financial Corp. (MHC)	11.43	113.40	33.79	33.79	69.03	42.67	86.95	86.95	34.53	1.75	NA
CHFN	Charter Financial Corp. (MHC)	40.82	802.10	56.49	70.03	63.89	72.81	97.11	97.82	49.46	2.45	214.29
CSBK	Clifton Savings Bancorp, Inc. (MHC)	12.58	384.10	56.16	58.71	71.55	70.77	100.42	100.42	40.21	0.95	NA
FFFS	First Federal Financial Services, Inc. (MHC)	15.00	58.80	NA	NA	NA	NA	NA	NA	NA	1.87	NA
GCBC	Greene County Bancorp Inc. (MHC)	32.90	67.60	18.86	18.86	20.01	19.87	106.68	106.68	21.32	2.55	55.78
GOV	Gouverneur Bancorp Inc. (MHC)	16.25	37.10	32.97	32.97	37.41	39.18	102.85	102.85	31.92	1.60	70.27
HARL	Harleysville Savings Financial Corporation	28.54	65.60	NA	NA	NA	NA	NA	NA	NA	3.08	39.42
HCBK	Hudson City Bancorp, Inc. (MHC)	40.35	7,506.00	25.83	26.72	27.86	28.76	134.39	134.39	31.87	1.88	56.45
HOME	Home Federal Bancorp, Inc. (MHC)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	17.90	35.20	30.55	30.78	37.64	38.99	95.82	104.42	12.77	1.68	75.00
KFED	K-Fed Bancorp (MHC)	15.22	221.40	35.31	35.31	45.54	44.47	107.48	109.95	30.67	1.31	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	11.00	83.70	NA	NA	NA	NA	NA	NA	NA	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	25.70	1,268.10	19.66	19.77	21.52	22.08	108.94	125.36	18.53	1.87	40.37
ONFC	Oneida Financial Corp. (MHC)	11.55	86.50	17.88	18.98	22.97	25.68	91.73	106.79	18.41	3.29	87.60
PBCT	People's Bank (MHC)	39.52	3,708.60	29.00	33.54	17.66	40.02	122.22	126.84	29.93	2.94	55.94
PBHC	Pathfinder Bancorp, Inc. (MHC)	18.03	44.10	26.19	30.37	25.12	32.57	95.17	105.47	13.47	2.27	64.92
PSBH	PSB Holdings, Inc. (MHC)	11.90	82.60	NA	NA	NA	NA	NA	NA	NA	-	NA
ROME	Rome Bancorp, Inc. (MHC)	27.51	116.40	43.37	44.62	44.33	49.19	120.20	120.20	35.99	2.18	102.61
SIFI	SI Financial Group Inc. (MHC)	12.20	153.30	NA	NA	NA	NA	NA	NA	NA	-	NA
WFD	Westfield Financial Inc. (MHC)	25.74	256.80	34.97	34.97	34.84	38.74	106.96	106.96	27.99	1.55	48.39
	All MHC's Average	22.24	788.49	35.87	37.69	41.75	43.51	105.24	108.84	26.98	1.87	98.51
	All MHC's Median	17.90	113.40	33.38	33.67	36.13	39.08	105.81	106.79	27.99	1.87	60.69

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of November 29, 2004

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut											
NABC	NewAlliance Bancshares, Inc.	14.99	1,711.20	46.80	32.60	NA	NA	120.90	182.60	27.23	1.07	NA
NMIL	NewMil Bancorp, Inc.	29.89	125.50	14.90	14.90	15.70	15.80	228.00	268.40	17.18	2.28	34.74
	Connecticut Fully Converted Average		918.35	30.85	23.75	15.70	15.80	174.45	225.50	22.21	1.68	34.74
	Connecticut Fully Converted Median		918.35	30.85	23.75	15.70	15.80	174.45	225.50	22.21	1.68	34.74
	Connecticut MHC's											
PSBH	PSB Holdings, Inc. (MHC)	11.90	82.60	NA	NA	NA	NA	NA	NA	NA	0.00	NA
SIFI	SI Financial Group Inc. (MHC)	12.20	153.30	NA	NA	NA	NA	NA	NA	NA	0.00	NA
	Connecticut MHC's Average		117.95	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's Median		117.95	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Comparable Group											
ALLB	Greater Delaware Valley Savings Bank (MHC	30.50	105.00	38.63	38.69	34.62	34.63	97.50	97.50	23.15	1.18	51.43
BCSB	BCSB Bankcorp, Inc. (MHC)	17.06	100.60	74.17	74.87	94.02	95.80	105.81	108.87	12.50	2.93	416.67
CHEV	Cheviot Financial Corp. (MHC)	11.43	113.40	33.79	33.79	69.03	42.67	86.95	86.95	34.53	1.75	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	12.58	384.10	56.16	58.71	71.55	70.77	100.42	100.42	40.21	0.95	NA
GCBC	Greene County Bancorp Inc. (MHC)	32.90	67.60	18.86	18.86	20.01	19.87	106.68	106.68	21.32	2.55	55.78
GOV	Gouverneur Bancorp Inc. (MHC)	16.25	37.10	32.97	32.97	37.41	39.18	102.85	102.85	31.92	1.60	70.27
JXSB	Jacksonville Bancorp, Inc. (MHC)	17.90	35.20	30.55	30.78	37.64	38.99	95.82	104.42	12.77	1.68	75.00
KFED	K-Fed Bancorp (MHC)	15.22	221.40	35.31	35.31	45.54	44.47	107.48	109.95	30.67	1.31	NA
ONFC	Oneida Financial Corp. (MHC)	11.55	86.50	17.88	18.98	22.97	25.68	91.73	106.79	18.41	3.29	87.60
PBHC	Pathfinder Bancorp, Inc. (MHC)	18.03	44.10	26.19	30.37	25.12	32.57	95.17	105.47	13.47	2.27	64.92
WFD	Westfield Financial Inc. (MHC)	25.74	256.80	34.97	34.97	34.84	38.74	106.96	106.96	27.99	1.55	48.39
	Comparable Average		131.98	36.32	37.12	44.80	43.94	99.76	103.35	24.27	1.915	108.76
	Comparable Median		100.60	33.79	33.79	37.41	38.99	100.42	105.47	23.15	1.680	67.60
	All Fully Converted Average		713.56	20.44	21.92	20.17	23.31	161.27	181.49	15.51	2.050	51.74
	All Fully Converted Median		97.00	17.75	18.50	17.55	18.90	148.60	166.50	14.46	2.020	37.14
	All MHC's Average		788.49	35.87	37.69	41.75	43.51	105.24	108.84	26.98	1.867	98.51
	All MHC's Median		113.40	33.38	33.67	36.13	39.08	105.81	106.79	27.99	1.870	60.69
	Connecticut Fully Converted Average		918.35	30.85	23.75	15.70	15.80	174.45	225.50	22.21	1.675	34.74
	Connecticut Fully Converted Median		918.35	30.85	23.75	15.70	15.80	174.45	225.50	22.21	1.675	34.74
	Connecticut MHC's Average		117.95	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's Median		117.95	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8
MHC Conversions - 2001 to Date
Selected Market Data
Market Data as of 11/29/04

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Fully Converted Book Value (%)
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	NM	NM	NM	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	NM	NM	NM	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	NM	NM	NM	90.25
SIFI	SI Financial Group Inc. (MHC)	09/30/2004	10.0000	58.00	41,645	NM	NM	NM	90.71
Q3'04	**Average**					NM	NM	NM	**88.51**
	Median					NM	NM	NM	**89.08**
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	NM	NM	NM	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	NM	NM	NM	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	NM	NM	NM	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	NM	NM	NM	92.82
Q2'04	**Average**					NM	NM	NM	**84.84**
	Median					NM	NM	NM	**85.32**
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	NM	NM	NM	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	NM	NM	NM	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	NM	NM	NM	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	NM	NM	NM	83.14
Q1'04	**Average**					NM	NM	NM	**87.62**
	Median					NM	NM	NM	**87.62**
2004 YTD	**Average**					NM	NM	NM	**86.99**
	Median					NM	NM	NM	**86.68**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	NM	NM	NM	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	NM	NM	NM	80.70
Q4'03	**Average**					NM	NM	NM	**79.02**
	Median					NM	NM	NM	**79.02**
2003	**Average**					NM	NM	NM	**79.02**
	Median					NM	NM	NM	**79.02**
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	55.00	5,400	NM	NM	NM	61.80
Q3'02	**Average**					NM	NM	NM	**61.80**
	Median					NM	NM	NM	**61.80**
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	55.00	7,655	NM	NM	NM	65.02
Q2'02	**Average**					NM	NM	NM	**65.02**
	Median					NM	NM	NM	**65.02**
2002	**Average**					NM	NM	NM	**63.41**
	Median					NM	NM	NM	**63.41**
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	53.00	42,156	NM	NM	NM	62.34
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	51.00	9,828	NM	NM	NM	60.13
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	80.00	33,386	NM	NM	NM	47.68
Q4'01	**Average**					NM	NM	NM	**56.72**
	Median					NM	NM	NM	**60.13**
2001	**Average**					NM	NM	NM	**56.72**
	Median					NM	NM	NM	**60.13**
1/1/2001	**Average**					NM	NM	NM	**78.89**
11/29/2004	**Median**					NM	NM	NM	**83.24**

Exhibit 8
MHC Conversions - 2001 to Date
Selected Market Data
Market Data as of 11/29/04

		Percent Change from IPO				
Ticker	**Short Name**	**After 1 Day (%)**	**After 1 Week (%)**	**After 1 Month (%)**	**After 3 Months (%)**	**To date (%)**
ACFC	Atlantic Coast Federal Corporation (MHC)	17.50	24.80	29.30	NA	42.40
PSBH	PSB Holdings, Inc. (MHC)	5.00	6.30	4.50	NA	19.00
NVSL	Naugatuck Valley Financial Corp. (MHC)	8.00	8.10	4.20	NA	10.00
SIFI	SI Financial Group Inc. (MHC)	NA	11.00	9.40	NA	22.00
Q3'04	**Average**	**10.17**	**12.55**	**11.85**	**NM**	**23.35**
	Median	**8.00**	**9.55**	**6.95**	**NM**	**20.50**
FFFS	First Federal Financial Services, Inc. (MHC)	15.00	20.50	35.00	35.00	50.00
MNCK	Monadnock Community Bancorp, Inc. (MHC)	3.75	2.50	-3.13	-0.13	25.00
OFFO	Osage Federal Financial Inc. (MHC)	20.00	22.50	9.50	9.50	21.50
WAWL	Wawel Savings Bank (MHC)	29.50	25.00	12.50	25.00	15.00
Q2'04	**Average**	**17.06**	**17.63**	**13.47**	**17.34**	**27.88**
	Median	**17.50**	**21.50**	**11.00**	**17.25**	**23.25**
KFED	K-Fed Bancorp (MHC)	34.90	30.00	15.10	29.00	52.20
CZWI	Citizens Community Bancorp (MHC)	23.70	32.50	17.50	18.50	50.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.50	37.50	32.90	24.00	25.80
CHEV	Cheviot Financial Corp. (MHC)	33.20	34.70	33.00	31.00	14.30
Q1'04	**Average**	**28.58**	**33.68**	**24.63**	**25.63**	**35.58**
	Median	**28.45**	**33.60**	**25.20**	**26.50**	**37.90**
2004 YTD	**Average**	**19.37**	**21.28**	**16.65**	**21.48**	**28.93**
	Median	**20.00**	**23.65**	**13.80**	**24.50**	**23.50**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	60.00	45.63
ASBH	ASB Holding Company (MHC)	62.00	71.00	68.50	79.50	75.00
Q4'03	**Average**	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
	Median	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
2003	**Average**	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
	Median	**62.88**	**62.69**	**64.57**	**69.75**	**60.31**
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	99.00
Q3'02	**Average**	**19.50**	**20.00**	**18.50**	**13.00**	**99.00**
	Median	**19.50**	**20.00**	**18.50**	**13.00**	**99.00**
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	98.00
Q2'02	**Average**	**23.00**	**24.00**	**24.00**	**23.00**	**98.00**
	Median	**23.00**	**24.00**	**24.00**	**23.00**	**98.00**
2002	**Average**	**21.25**	**22.00**	**21.25**	**18.00**	**98.50**
	Median	**21.25**	**22.00**	**21.25**	**18.00**	**98.50**
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	157.40
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	147.50
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	308.20
Q4'01	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**204.37**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**157.40**
2001	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**204.37**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**157.40**
1/1/2001	**Average**	**27.18**	**28.36**	**27.05**	**37.02**	**67.26**
11/29/2004	**Median**	**23.35**	**25.00**	**24.00**	**29.00**	**45.63**

North Penn Bank
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	34.48						
Price-Core Earnings Ratio P/E	Mid	38.46	43.94	38.99	NA	NA	43.51	39.08
	Max	41.67						
	Smax	45.45						
	Min	73.21%						
Price-to-Book Ratio P/B	Mid	77.34%	99.76%	100.42%	NA	NA	105.24%	105.81%
	Max	80.71%						
	Smax	83.89%						
	Min	73.21%						
Price-to-Tangible Book Ratio P/TB	Mid	77.34%	103.35%	105.47%	NA	NA	108.84%	106.79%
	Max	80.71%						
	Smax	83.89%						
	Min	14.03%						
Price-to-Assets Ratio P/A	Mid	16.15%	24.27%	23.15%	NA	NA	26.98%	27.99%
	Max	18.18%						
	Smax	20.42%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2004		$	312	(1)
Pre-Conversion Book Value	B			
As of September 30, 2004		$	7,699	
Pre-Conversion Assets	A			
As of September 30, 2004		$	93,444	
Return on Money	R		1.69%	(2)
Conversion Expenses		$	480	
	X		2.74%	(3)
Proceeds Not Invested		$	2,100	(4)
Estimated ESOP Borrowings		$	1,400	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	140	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	700	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	140	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		41.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	17,500	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2004.
(2) Net Return assumes a reinvestment rate of 2.87 percent (the 1 year Treasury at September 30, 2004), and a tax rate of 41%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$17,500,000$

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$17,500,000$

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$17,500,000$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,750,000	$ 10	$ 17,500,000
Range:			
- Minimum	1,487,500	$ 10	14,875,000
- Maximum	2,012,500	10	20,125,000
- Super Maximum	2,314,375	10	23,143,750

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,487,500	1,750,000	2,012,500	2,314,375
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 14,875,000	$ 17,500,000	$ 20,125,000	$ 23,143,750
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,487,500	1,750,000	2,012,500	2,314,375
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 14,875,000	$ 17,500,000	$ 20,125,000	$ 23,143,750
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,487,500	1,750,000	2,012,500	2,314,375
Conversion Shares Offered		1,487,500	1,750,000	2,012,500	2,314,375
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 14,875	$ 17,500	$ 20,125	$ 23,144
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		14,875	17,500	20,125	23,144
Gross Proceeds		14,875	17,500	20,125	23,144
Less: Est. Conversion Expenses		480	480	480	480
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 14,395	$ 17,020	$ 19,645	$ 22,664
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 14,395	$ 17,020	$ 19,645	$ 22,664
Less: ESOP Adjustment	(3)	1,190	1,400	1,610	1,852
Less: MRP Adjustment	(3)	595	700	805	926
Net Proceeds Reinvested		$ 12,610	$ 14,920	$ 17,230	$ 19,886
Estimated Incremental Rate of Return		1.69%	1.69%	1.69%	1.69%
Estimated Incremental Return		$ 213	$ 252	$ 291	$ 336
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	70	83	95	109
Less: MRP Adjustment	(7)	70	83	95	109
Pro-forma Net Income		73	86	101	118
Earnings Before Conversion		312	312	312	312
Earnings Excluding Adjustment		385	398	413	430
Earnings Adjustment	(6)	20	20	20	20
Earnings After Conversion		$ 405	$ 418	$ 433	$ 450

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at September 30, 2004		$ 7,699	$ 7,699	$ 7,699	$ 7,699
Net Conversion Proceeds		14,395	17,020	19,645	22,664
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,190)	(1,400)	(1,610)	(1,852)
Less: MRP Adjustment	(2)	(595)	(700)	(805)	(926)
Pro-forma Net Worth		$ 20,309	$ 22,619	$ 24,929	$ 27,585
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 20,309	$ 22,619	$ 24,929	$ 27,585
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 20,309	$ 22,619	$ 24,929	$ 27,585
Pro-forma Assets					
Total Assets at September 30, 2004		$ 93,444	$ 93,444	$ 93,444	$ 93,444
Net Conversion Proceeds		14,395	17,020	19,645	22,664
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,190)	(1,400)	(1,610)	(1,852)
Less: MRP Adjustment	(2)	(595)	(700)	(805)	(926)
Pro-forma Assets Excluding Adjustment		106,054	108,364	110,674	113,330
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 106,054	$ 108,364	$ 110,674	$ 113,330
Stockholder's Equity Per Share					
Net Worth at September 30, 2004		$ 5.18	$ 4.40	$ 3.83	$ 3.33
Estimated Net Proceeds		9.68	9.73	9.76	9.79
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		13.66	12.93	12.39	11.92
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 13.66	$ 12.93	$ 12.39	$ 11.92

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.23	$ 0.19	$ 0.17	$ 0.15
Incremental return Per Share	(8)	0.15	0.16	0.16	0.16
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.01	0.01	0.01	0.01
Pro Forma Earnings Per Share	(8)	$ 0.29	$ 0.26	$ 0.24	$ 0.22
Shares Utilized					
Shares Utilized		1,381	1,624	1,868	2,148
Pro-forma Ratios					
Price/EPS without Adjustment		35.71	40.00	43.48	47.62
Price/EPS with Adjustment		34.48	38.46	41.67	45.45
Price/Book Value per Share		73.21%	77.34%	80.71%	83.89%
Price/Tangible Book Value		73.21%	77.34%	80.71%	83.89%
Market Value/Assets		14.03%	16.15%	18.18%	20.42%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Net loss on sale of securities tax impacted at 41%.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 41%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		1,488	1,750	2,013	2,314
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 14,875	$ 17,500	$ 20,125	$ 23,144
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,190)	(1,400)	(1,610)	(1,852)
Proceeds to Base Fee On		$ 13,685	$ 16,100	$ 18,515	$ 21,292
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		480	480	480	480
Total Expense		$ 480	$ 480	$ 480	$ 480
Shares Calculations					
Shares Outstanding (used for BV/Sh)		1,488	1,750	2,013	2,314
Less: New ESOP Adjustment		119	140	161	185
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	12	14	16	19
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,381	1,624	1,868	2,148
Actual number of shares for EPS		1,380,400	1,624,000	1,867,600	2,147,740
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,487,500	1,750,000	2,012,500	2,314,375
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	1,487,500	1,750,000	2,012,500	2,314,375
Exchange Shares	-	-	-	-
Conversion Shares	1,487,500	1,750,000	2,012,500	2,314,375
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 14,875,000	$ 17,500,000	$ 20,125,000	$ 23,143,750
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,487,500	1,750,000	2,012,500	2,314,375
Less: New ESOP Adjustment		119,000	140,000	161,000	185,150
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	59,500	70,000	80,500	92,575
Plus: New SOP 93-6 ESOP Shares	(2)	11,900	14,000	16,100	18,515
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,439,900	1,694,000	1,948,100	2,240,315
EPS		$ 0.29	$ 0.25	$ 0.23	$ 0.21
BV/Share		$ 13.13	$ 12.43	$ 11.91	$ 11.46
Voting Dilution		4.30%	4.31%	4.32%	4.28%

Option Dilution					
Shares Outstanding		1,487,500	1,750,000	2,012,500	2,314,375
Less: New ESOP Adjustment		119,000	140,000	161,000	185,150
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	148,750	175,000	201,250	231,438
Plus: New SOP 93-6 ESOP Shares	(2)	11,900	14,000	16,100	18,515
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,529,150	1,799,000	2,068,850	2,379,178
EPS		$ 0.26	$ 0.23	$ 0.21	$ 0.19
BV/Share		$ 13.32	$ 12.66	$ 12.17	$ 11.74
Voting Dilution		10.77%	10.78%	10.78%	10.74%

North Penn Bank
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	34.48						
Price-Core Earnings Ratio P/E	Mid	38.46	43.94	38.99	NA	NA	43.51	39.08
	Max	43.48						
	Smax	47.62						
	Min	73.31%						
Price-to-Book Ratio P/B	Mid	77.58%	99.76%	100.42%	NA	NA	105.24%	105.81%
	Max	80.97%						
	Smax	84.18%						
	Min	73.31%						
Price-to-Tangible Book Ratio P/TB	Mid	77.58%	103.35%	105.47%	NA	NA	108.84%	106.79%
	Max	80.97%						
	Smax	84.18%						
	Min	13.69%						
Price-to-Assets Ratio P/A	Mid	15.78%	24.27%	23.15%	NA	NA	26.98%	27.99%
	Max	17.78%						
	Smax	19.98%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2004		$	312	(1)
Pre-Conversion Book Value	B			
As of September 30, 2004		$	7,699	
Pre-Conversion Assets	A			
As of September 30, 2004		$	93,444	
Return on Money	R		1.69%	(2)
Conversion Expenses		$	480	
	X		2.88%	(3)
Proceeds Not Invested		$	2,038	(4)
Estimated ESOP Borrowings		$	1,359	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	136	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	679	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	136	
Foundation Amount		$	333	(7)
Foundation Amount	F		2.00%	2.00%
Foundation Opportunity Cost		$	6	
Tax Benefit	Z	$	137	(8)
Tax Rate	TAX		41.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	16,650	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2004.
(2) Net Return assumes a reinvestment rate of 2.87 percent (the 1 year Treasury at September 30, 2004), and a tax rate of 41%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 41% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = \$16,650,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = \$16,650,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = \$16,650,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,665,000	$ 10	$ 16,650,000
Range:			
- Minimum	1,415,250	$ 10	14,152,500
- Maximum	1,914,750	10	19,147,500
- Super Maximum	2,201,963	10	22,019,630

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,415,250	1,665,000	1,914,750	2,201,963
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 14,152,500	$ 16,650,000	$ 19,147,500	$ 22,019,630
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,415,250	1,665,000	1,914,750	2,201,963
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 14,152,500	$ 16,650,000	$ 19,147,500	$ 22,019,630
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,415,250	1,665,000	1,914,750	2,201,963
Conversion Shares Offered		1,415,250	1,665,000	1,914,750	2,201,963
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 14,153	$ 16,650	$ 19,148	$ 22,020
Plus: Value issued to Foundation	(9)	283	333	383	440
Pro Forma Market Capitalization		14,436	16,983	19,531	22,460
Gross Proceeds		14,153	16,650	19,148	22,020
Less: Est. Conversion Expenses		480	480	480	480
Less: Cash issued to Foundation		100	100	100	100
Net Proceeds		$ 13,573	$ 16,070	$ 18,568	$ 21,440
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 13,573	$ 16,070	$ 18,568	$ 21,440
Less: ESOP Adjustment	(3)	1,155	1,359	1,562	1,797
Less: MRP Adjustment	(3)	577	679	781	898
Net Proceeds Reinvested		$ 11,841	$ 14,032	$ 16,225	$ 18,745
Estimated Incremental Rate of Return		1.69%	1.69%	1.69%	1.69%
Estimated Incremental Return		$ 200	$ 237	$ 274	$ 317
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	68	80	92	106
Less: MRP Adjustment	(7)	68	80	92	106
Pro Forma Net Income		64	77	90	105
Earnings Before Conversion		312	312	312	312
Earnings Excluding Adjustment		376	389	402	417
Earnings Adjustment	(6)	20	20	20	20
Earnings After Conversion		$ 396	$ 409	$ 422	$ 437

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at September 30, 2004		$ 7,699	$ 7,699	$ 7,699	$ 7,699
Net Conversion Proceeds		13,573	16,070	18,568	21,440
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		383	433	483	540
Less: After Tax Expense of Foundation		(226)	(255)	(285)	(319)
Less: ESOP Adjustment	(1)	(1,155)	(1,359)	(1,562)	(1,797)
Less: MRP Adjustment	(2)	(577)	(679)	(781)	(898)
Pro Forma Net Worth		$ 19,697	$ 21,909	$ 24,122	$ 26,665
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 19,697	$ 21,909	$ 24,122	$ 26,665
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 19,697	$ 21,909	$ 24,122	$ 26,665
Pro Forma Assets					
Total Assets at September 30, 2004		$ 93,444	$ 93,444	$ 93,444	$ 93,444
Net Conversion Proceeds		13,573	16,070	18,568	21,440
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		383	433	483	540
Less: After Tax Expense of Foundation		(226)	(255)	(285)	(319)
Less: ESOP Adjustment	(1)	(1,155)	(1,359)	(1,562)	(1,797)
Less: MRP Adjustment	(2)	(577)	(679)	(781)	(898)
Pro Forma Assets Excluding Adjustment		105,442	107,654	109,867	112,410
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 105,442	$ 107,654	$ 109,867	$ 112,410
Stockholder's Equity Per Share					
Net Worth at September 30, 2004		$ 5.33	$ 4.53	$ 3.94	$ 3.43
Estimated Net Proceeds		9.40	9.46	9.51	9.55
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.27	0.25	0.25	0.24
Less: After Tax Expense of Foundation		(0.16)	(0.15)	(0.15)	(0.14)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		13.64	12.89	12.35	11.88
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 13.64	$ 12.89	$ 12.35	$ 11.88

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.23	$ 0.20	$ 0.17	$ 0.15
Incremental return Per Share	(8)	0.15	0.15	0.15	0.15
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.01	0.01	0.01	0.01
Pro Forma Earnings Per Share	(8)	$ 0.29	$ 0.26	$ 0.23	$ 0.21
Shares Utilized					
Shares Utilized		1,340	1,576	1,813	2,084
Pro Forma Ratios					
Price/EPS without Adjustment		35.71	40.00	45.45	50.00
Price/EPS with Adjustment		34.48	38.46	43.48	47.62
Price/Book Value per Share		73.31%	77.58%	80.97%	84.18%
Price/Tangible Book Value		73.31%	77.58%	80.97%	84.18%
Market Value/Assets		13.69%	15.78%	17.78%	19.98%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Net loss on sale of securities tax impacted at 41%.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 41%.
(8) *All EPS computations are done in accordance with SOP 93-6.*
(9) The Foundation is assumed to be 2% of the gross proceeds.

Expense Calculations					
Total Shares Offered		1,415	1,665	1,915	2,202
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 14,153	$ 16,650	$ 19,148	$ 22,020
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,155)	(1,359)	(1,562)	(1,797)
Proceeds to Base Fee On		$ 12,998	$ 15,291	$ 17,586	$ 20,223
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		480	480	480	480
Total Expense		$ 480	$ 480	$ 480	$ 480

Shares Calculations					
Shares Outstanding		1,444	1,698	1,953	2,246
Less: New ESOP Adjustment		116	136	156	180
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	12	14	16	18
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,340	1,576	1,813	2,084
Actual number of shares for EPS		1,339,619	1,576,022	1,812,425	2,084,290
Actual foundation shares		28,305	33,300	38,295	44,039

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,415,250	1,665,000	1,914,750	2,201,963
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	28,305	33,300	38,295	44,039
Total Shares	1,443,555	1,698,300	1,953,045	2,246,002
Exchange Shares	-	-	-	-
Conversion Shares	1,415,250	1,665,000	1,914,750	2,201,963
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 14,152,500	$ 16,650,000	$ 19,147,500	$ 22,019,630
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		115,484	135,864	156,244	179,680
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	56,610	66,600	76,590	88,079
Plus: New SOP 93-6 ESOP Shares	(2)	11,548	13,586	15,624	17,968
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,396,229	1,642,622	1,889,015	2,172,369
EPS		$ 0.29	$ 0.26	$ 0.23	$ 0.21
BV/Share		$ 13.13	$ 12.41	$ 11.88	$ 11.42
Voting Dilution		4.23%	4.21%	4.19%	4.24%

Option Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		115,484	135,864	156,244	179,680
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	144,356	169,830	195,305	224,600
Plus: New SOP 93-6 ESOP Shares	(2)	11,548	13,586	15,624	17,968
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,483,974	1,745,852	2,007,730	2,308,890
EPS		$ 0.27	$ 0.23	$ 0.21	$ 0.19
BV/Share		$ 13.31	$ 12.64	$ 12.14	$ 11.70
Voting Dilution		10.78%	10.76%	10.74%	10.79%

North Penn Bank
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$14,435,550	40.00						
Price-Core Earnings Ratio P/E	$16,983,000	45.45	52.71	45.00	NA	NA	54.38	46.40
	$19,530,450	50.00						
	$22,460,023	58.82						
	$14,435,550	113.25%						
Price-to-Book Ratio P/B	$16,983,000	123.46%	208.27%	207.30%	NA	NA	240.54%	212.00%
	$19,530,450	132.45%						
	$22,460,023	141.04%						
	$14,435,550	113.25%						
Price-to-Tangible Book Ratio P/TB	$16,983,000	123.46%	223.66%	214.90%	NA	NA	255.52%	238.40%
	$19,530,450	132.45%						
	$22,460,023	141.04%						
	$14,435,550	14.66%						
Price-to-Assets Ratio P/A	$16,983,000	17.07%	28.02%	27.49%	NA	NA	32.23%	30.38%
	$19,530,450	19.43%						
	$22,460,023	22.09%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended September 30, 2004		$	**312**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2004		$	**7,699**	
Pre-Conversion Assets	A			
As of September 30, 2004		$	**93,444**	
Return on Money	R		**1.69%**	(2)
Conversion Expenses		$	480	
	X		6.41%	(3)
Proceeds Not Invested		$	939	(4)
Estimated ESOP Borrowings			**$626**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$63	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**313**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	63	
Foundation Amount		$	-	
Foundation Amount	F		**4.44%**	
Tax Rate	TAX		**41.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2004.
(2) Net Return assumes a reinvestment rate of 2.87 percent (the 1 year Treasury at September 30, 2004), and a tax rate of 41%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$7{,}492{,}500$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$7{,}492{,}500$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$7{,}492{,}500$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $14,435,550 at 44%	636,863	$10	$6,368,630
Appraised Value - $16,983,000 at 44%	749,250	$10	$7,492,500
Appraised Value - $19,530,450 at 44%	861,638	$10	$8,616,380
Appraised Value - $22,460,023 at 44%	990,883	$10	$9,908,830

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		636,863	749,250	861,638	990,883
Conversion Proceeds		1,444	1,698	1,953	2,246
Shares Offered		637	749	862	991
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Plus: Value issued to Foundation	(9)	$283	$333	$383	$440
Pro Forma Market Capitalization		$6,652	$7,826	$8,999	$10,349
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Less: Est. Conversion Expenses		$480	$480	$480	$480
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$100	$100	$100	$100
Net Proceeds		$5,689	$6,813	$7,936	$9,229
Estimated Income from Proceeds					
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Less: ESOP Adjustment	(3)	$532	$626	$720	$828
Less: MRP Adjustment	(3)	$266	$313	$360	$414
Net Proceeds Reinvested		$4,891	$5,874	$6,856	$7,987
Estimated Incremental Rate of Return		1.69%	1.69%	1.69%	1.69%
Estimated Incremental Return		$83	$99	$116	$135
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$31	$37	$42	$49
Less: Amortization of MRP	(8)	$31	$37	$42	$49
Pro-forma Net Income		$21	$25	$32	$37
Earnings Before Conversion		$ 312	$ 312	$ 312	$ 312
Earnings Excluding Adjustment		$333	$337	$344	$349
Earnings Adjustment	(6)	$20	$20	$20	$20
Earnings After Conversion		$353	$357	$364	$369

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2004		$ 7,699	$ 7,699	$ 7,699	$ 7,699
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Net Worth		$12,747	$13,751	$14,753	$15,907
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$12,747	$13,751	$14,753	$15,907
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$12,747	$13,751	$14,753	$15,907
Pro-forma Assets					
Total Assets at September 30, 2004		$ 93,444	$ 93,444	$ 93,444	$ 93,444
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Assets Excluding Adjustment		98,492	99,496	100,498	101,653
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$98,492	$99,496	$100,498	$101,653
Per Share Data					
Net Worth at September 30, 2004		$5.33	$4.53	$3.94	$3.43
Estimated Net Proceeds		$3.94	$4.01	$4.06	$4.11
Plus: Value issued to the Foundation		$0.27	$0.26	$0.25	$0.24
Less: After Tax cost of Foundation		($0.16)	($0.15)	($0.15)	($0.14)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$8.83	$8.10	$7.55	$7.09
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.83	$8.10	$7.55	$7.09

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.22	$0.19	$0.17	$0.14
Incremental return Per Share	(8)	$0.06	$0.06	$0.06	$0.06
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.01	$0.01	$0.01	$0.01
Pro Forma Earnings Per Share	(8)	$0.25	$0.22	$0.20	$0.17
Shares Utilized for EPS	(8)	1,396	1,641	1,888	2,171
Shares Utilized for Stockholders Equit	(9)	1,444	1,698	1,953	2,246
Pro-forma Ratios					
Price/EPS without Adjustment		41.67	47.62	52.63	62.50
Price/EPS with Adjustment		40.00	45.45	50.00	58.82
Price/Book Value per Share		113.25%	123.46%	132.45%	141.04%
Price/Tangible Book Value		113.25%	123.46%	132.45%	141.04%
Market Value/Assets		14.66%	17.07%	19.43%	22.09%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Net loss on sale of securities tax impacted at 41%.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 41%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	637	749	862	991
Price Per Share	10	10	10	10
Gross Proceeds	6,369	7,493	8,616	9,909
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-532	-626	-720	-828
Proceeds to Base Fee On	5,837	6,867	7,896	9,081
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**480**	**480**	**480**	**480**
Total Expense	480	480	480	480
Full Shares	1,444	1,698	1,953	2,246
Shares Outstanding	637	749	862	991
Less: ESOP Adjustment	53	63	72	83
Plus: SOP 93-6 ESOP Shares	5	6	7	8
Shares for all EPS Calculations	1,396	1,641	1,888	2,171

Post Foundation

	Appraised Value			
	$14,435,550	$16,983,000	$19,530,450	$22,460,023
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	14,436	16,983	19,530	22,460
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	28	33	38	44
Total Shares	14,464	17,016	19,569	22,504
Exchange Shares 1	-	-	-	-
Conversion Shares	14,436	16,983	19,530	22,460
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$144,356	$169,830	$195,305	$224,600
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: New MRP issued	(1)	26,606	31,301	35,996	41,395
Plus: New SOP 93-6 ESOP Shares	(2)	5,321	6,260	7,199	8,279
Shares for all EPS Calculations		1,422,271	1,673,259	1,924,248	2,212,886
EPS		$ 0.25	$ 0.22	$ 0.19	$ 0.17
BV/Share		$8.67	$7.95	$7.42	$6.95
BV Dilution		1.81%	1.85%	1.76%	1.91%
Voting Dilution		1.84%	1.84%	1.84%	1.84%
Actual number of shares for EPS calculations		1,395,665	1,641,959	1,888,253	2,171,491
Actual number of shares for Foundation		28,277	33,267	38,257	43,995

Option Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: Options	(1)	66,514	78,252	89,989	103,488
Plus: New SOP 93-6 ESOP Shares	(2)	5,321	6,260	7,199	8,279
Shares for all EPS Calculations		1,462,179	1,720,210	1,978,242	2,274,979
EPS		$ 0.24	$ 0.21	$ 0.18	$ 0.16
BV/Share		$8.88	$8.18	$7.66	$7.21
Voting Dilution		4.76%	4.77%	4.77%	4.77%

North Penn Bank
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$14,435,550	32.26						
Price-Core Earnings Ratio P/E	$16,983,000	38.46	52.71	45.00	NA	NA	54.38	46.40
	$19,530,450	43.48						
	$22,460,023	50.00						
	$14,435,550	113.38%						
Price-to-Book Ratio P/B	$16,983,000	123.61%	208.27%	207.30%	NA	NA	240.54%	212.00%
	$19,530,450	132.63%						
	$22,460,023	141.24%						
	$14,435,550	113.38%						
Price-to-Tangible Book Ratio P/TB	$16,983,000	123.61%	223.66%	214.90%	NA	NA	255.52%	238.40%
	$19,530,450	132.63%						
	$22,460,023	141.24%						
	$14,435,550	14.85%						
Price-to-Assets Ratio P/A	$16,983,000	17.28%	28.02%	27.49%	NA	NA	32.23%	30.38%
	$19,530,450	19.68%						
	$22,460,023	22.37%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended December 31, 2003		$	**400**	(1)
Pre-Conversion Book Value	B			
As of December 31, 2003		$	**7,683**	
Pre-Conversion Assets	A			
As of December 31, 2003		$	**92,199**	
Return on Money	R		**1.69%**	(2)
Conversion Expenses		$	480	
	X		6.41%	(3)
Proceeds Not Invested		$	939	(4)
Estimated ESOP Borrowings			**$626**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$63	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**313**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	63	
Foundation Amount		$	**-**	
Foundation Amount	F		**4.44%**	
Tax Rate	TAX		**41.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2004.
(2) Net Return assumes a reinvestment rate of 2.87 percent (the 1 year Treasury at September 30, 2004), and a tax rate of 41%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$7,492,500$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$7,492,500$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$7,492,500$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $14,435,550 at 44%	**636,863**	**$10**	$6,368,630
Appraised Value - $16,983,000 at 44%	**749,250**	**$10**	$7,492,500
Appraised Value - $19,530,450 at 44%	**861,638**	**$10**	$8,616,380
Appraised Value - $22,460,023 at 44%	**990,883**	**$10**	$9,908,830

Pro Forma Effect of Conversion Proceeds
As of December 31, 2003

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		636,863	749,250	861,638	990,883
Conversion Proceeds		1,444	1,698	1,953	2,246
Shares Offered		637	749	862	991
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Plus: Value issued to Foundation	(9)	$283	$333	$383	$440
Pro Forma Market Capitalization		$6,652	$7,826	$8,999	$10,349
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Less: Est. Conversion Expenses		$480	$480	$480	$480
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$100	$100	$100	$100
Net Proceeds		$5,689	$6,813	$7,936	$9,229
Estimated Income from Proceeds					
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Less: ESOP Adjustment	(3)	$532	$626	$720	$828
Less: MRP Adjustment	(3)	$266	$313	$360	$414
Net Proceeds Reinvested		$4,891	$5,874	$6,856	$7,987
Estimated Incremental Rate of Return		1.69%	1.69%	1.69%	1.69%
Estimated Incremental Return		$83	$99	$116	$135
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$31	$37	$42	$49
Less: Amortization of MRP	(8)	$31	$37	$42	$49
Pro-forma Net Income		$21	$25	$32	$37
Earnings Before Conversion		$ 400	$ 400	$ 400	$ 400
Earnings Excluding Adjustment		$421	$425	$432	$437
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$421	$425	$432	$437

Pro Forma Effect of Conversion Proceeds
As of December 31, 2003

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2004		$ 7,683	$ 7,683	$ 7,683	$ 7,683
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Net Worth		$12,731	$13,735	$14,737	$15,891
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$12,731	$13,735	$14,737	$15,891
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$12,731	$13,735	$14,737	$15,891
Pro-forma Assets					
Total Assets at September 30, 2004		$ 92,199	$ 92,199	$ 92,199	$ 92,199
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Assets Excluding Adjustment		97,247	98,251	99,253	100,407
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$97,247	$98,251	$99,253	$100,407
Per Share Data					
Net Worth at September 30, 2004		$5.32	$4.52	$3.93	$3.42
Estimated Net Proceeds		$3.94	$4.01	$4.06	$4.11
Plus: Value issued to the Foundation		$0.27	$0.26	$0.25	$0.24
Less: After Tax cost of Foundation		($0.16)	($0.15)	($0.15)	($0.14)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$8.82	$8.09	$7.54	$7.08
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.82	$8.09	$7.54	$7.08

Pro Forma Effect of Conversion Proceeds
As of December 31, 2003

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.29	$0.24	$0.21	$0.18
Incremental return Per Share	(8)	$0.06	$0.06	$0.06	$0.06
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.31	$0.26	$0.23	$0.20
Shares Utilized for EPS	(8)	1,396	1,641	1,888	2,171
Shares Utilized for Stockholders Equit	(9)	1,444	1,698	1,953	2,246
Pro-forma Ratios					
Price/EPS without Adjustment		32.26	38.46	43.48	50.00
Price/EPS with Adjustment		32.26	38.46	43.48	50.00
Price/Book Value per Share		113.38%	123.61%	132.63%	141.24%
Price/Tangible Book Value		113.38%	123.61%	132.63%	141.24%
Market Value/Assets		14.85%	17.28%	19.68%	22.37%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 41%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	637	749	862	991
Price Per Share	10	10	10	10
Gross Proceeds	6,369	7,493	8,616	9,909
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-532	-626	-720	-828
Proceeds to Base Fee On	5,837	6,867	7,896	9,081
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**480**	**480**	**480**	**480**
Total Expense	480	480	480	480
Full Shares	1,444	1,698	1,953	2,246
Shares Outstanding	637	749	862	991
Less: ESOP Adjustment	53	63	72	83
Plus: SOP 93-6 ESOP Shares	5	6	7	8
Shares for all EPS Calculations	1,396	1,641	1,888	2,171

Post Foundation

	Appraised Value			
	$14,435,550	$16,983,000	$19,530,450	$22,460,023
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	14,436	16,983	19,530	22,460
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	28	33	38	44
Total Shares	14,464	17,016	19,569	22,504
Exchange Shares	-	-	-	-
Conversion Shares	14,436	16,983	19,530	22,460
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$144,356	$169,830	$195,305	$224,600
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: New MRP issued	(1)	26,606	31,301	35,996	41,395
Plus: New SOP 93-6 ESOP Shares	(2)	5,321	6,260	7,199	8,279
Shares for all EPS Calculations		1,422,271	1,673,259	1,924,248	2,212,886
EPS		$ 0.30	$ 0.26	$ 0.23	$ 0.20
BV/Share		$8.66	$7.94	$7.41	$6.95
BV Dilution		1.82%	1.84%	1.74%	1.87%
Voting Dilution		1.84%	1.84%	1.84%	1.84%
Actual number of shares for EPS calculations		1,395,665	1,641,959	1,888,253	2,171,491
Actual number of shares for Foundation		28,277	33,267	38,257	43,995

Option Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: Options	(1)	66,514	78,252	89,989	103,488
Plus: New SOP 93-6 ESOP Shares	(2)	5,321	6,260	7,199	8,279
Shares for all EPS Calculations		1,462,179	1,720,210	1,978,242	2,274,979
EPS		$ 0.29	$ 0.25	$ 0.22	$ 0.19
BV/Share		$8.87	$8.17	$7.65	$7.20
Voting Dilution		4.76%	4.77%	4.77%	4.77%

North Penn Bank
Pro Forma Analysis Sheet - Nine Months Ended
September 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$14,435,550	37.50						
Price-Core Earnings Ratio P/E	$16,983,000	41.67	52.71	45.00	NA	NA	54.38	46.40
	$19,530,450	46.88						
	$22,460,023	53.57						
	$14,435,550	113.25%						
Price-to-Book Ratio P/B	$16,983,000	123.46%	208.27%	207.30%	NA	NA	240.54%	212.00%
	$19,530,450	132.45%						
	$22,460,023	141.04%						
	$14,435,550	113.25%						
Price-to-Tangible Book Ratio P/TB	$16,983,000	123.46%	223.66%	214.90%	NA	NA	255.52%	238.40%
	$19,530,450	132.45%						
	$22,460,023	141.04%						
	$14,435,550	14.66%						
Price-to-Assets Ratio P/A	$16,983,000	17.07%	28.02%	27.49%	NA	NA	32.23%	30.38%
	$19,530,450	19.43%						
	$22,460,023	22.09%						

Valuation Parameters

Nine Months Ended	Y			
Period Ended September 30, 2004		$	**285**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2004		$	**7,699**	
Pre-Conversion Assets	A			
As of September 30, 2004		$	**93,444**	
Return on Money	R		**1.69%**	(2)
Conversion Expenses		$	480	
	X		6.41%	(3)
Proceeds Not Invested		$	939	(4)
Estimated ESOP Borrowings			**$626**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$63	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**313**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	63	
Foundation Amount		$	-	
Foundation Amount	F		**4.44%**	
Tax Rate	TAX		**41.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			9	

(1) Net income for the twelve months ended September 30, 2004.
(2) Net Return assumes a reinvestment rate of 2.87 percent (the 1 year Treasury at September 30, 2004), and a tax rate of 41%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$7,492,500$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$7,492,500$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$7,492,500$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $14,435,550 at 44%	**636,863**	**$10**	$6,368,630
Appraised Value - $16,983,000 at 44%	**749,250**	**$10**	$7,492,500
Appraised Value - $19,530,450 at 44%	**861,638**	**$10**	$8,616,380
Appraised Value - $22,460,023 at 44%	**990,883**	**$10**	$9,908,830

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		636,863	749,250	861,638	990,883
Conversion Proceeds		1,444	1,698	1,953	2,246
Shares Offered		637	749	862	991
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Plus: Value issued to Foundation	(9)	$283	$333	$383	$440
Pro Forma Market Capitalization		$6,652	$7,826	$8,999	$10,349
Gross Proceeds		$6,369	$7,493	$8,616	$9,909
Less: Est. Conversion Expenses		$480	$480	$480	$480
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$100	$100	$100	$100
Net Proceeds		$5,689	$6,813	$7,936	$9,229
Estimated Income from Proceeds					
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Less: ESOP Adjustment	(3)	$532	$626	$720	$828
Less: MRP Adjustment	(3)	$266	$313	$360	$414
Net Proceeds Reinvested		$4,891	$5,874	$6,856	$7,987
Estimated Incremental Rate of Return		1.69%	1.69%	1.69%	1.69%
Estimated Incremental Return		$62	$75	$87	$101
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$24	$28	$32	$37
Less: Amortization of MRP	(8)	$24	$28	$32	$37
Pro-forma Net Income		$14	$19	$23	$27
Earnings Before Conversion		$ 285	$ 285	$ 285	$ 285
Earnings Excluding Adjustment		$299	$304	$308	$312
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$299	$304	$308	$312

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2004		$ 7,699	$ 7,699	$ 7,699	$ 7,699
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Net Worth		$12,747	$13,751	$14,753	$15,907
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$12,747	$13,751	$14,753	$15,907
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$12,747	$13,751	$14,753	$15,907
Pro-forma Assets					
Total Assets at September 30, 2004		$ 93,444	$ 93,444	$ 93,444	$ 93,444
Net Conversion Proceeds		$5,689	$6,813	$7,936	$9,229
Plus: Value issued to the Foundation		$383	$433	$483	$540
Less: After Tax cost of Foundation		($226)	($255)	($285)	($319)
Less: ESOP Adjustment	(1)	(532)	(626)	(720)	(828)
Less: MRP Adjustment	(2)	(266)	(313)	(360)	(414)
Pro-forma Assets Excluding Adjustment		98,492	99,496	100,498	101,653
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$98,492	$99,496	$100,498	$101,653
Per Share Data					
Net Worth at September 30, 2004		$5.33	$4.53	$3.94	$3.43
Estimated Net Proceeds		$3.94	$4.01	$4.06	$4.11
Plus: Value issued to the Foundation		$0.27	$0.26	$0.25	$0.24
Less: After Tax cost of Foundation		($0.16)	($0.15)	($0.15)	($0.14)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$8.83	$8.10	$7.55	$7.09
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.83	$8.10	$7.55	$7.09

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 14,435,550 Independent Valuation	$ 16,983,000 Independent Valuation	$ 19,530,450 Independent Valuation	$ 22,460,023 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.20	$0.17	$0.15	$0.13
Incremental return Per Share	(8)	$0.04	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.20	$0.18	$0.16	$0.14
Shares Utilized for EPS	(8)	1,395	1,640	1,886	2,169
Shares Utilized for Stockholders Equit	(9)	1,444	1,698	1,953	2,246
Pro-forma Ratios					
Price/EPS without Adjustment		37.50	41.67	46.88	53.57
Price/EPS with Adjustment		37.50	41.67	46.88	53.57
Price/Book Value per Share		113.25%	123.46%	132.45%	141.04%
Price/Tangible Book Value		113.25%	123.46%	132.45%	141.04%
Market Value/Assets		14.66%	17.07%	19.43%	22.09%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 41%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	637	749	862	991
Price Per Share	10	10	10	10
Gross Proceeds	6,370	7,490	8,620	9,910
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-532	-626	-720	-828
Proceeds to Base Fee On	5,838	6,864	7,900	9,082
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**480**	**480**	**480**	**480**
Total Expense	480	480	480	480
Full Shares	1,444	1,698	1,953	2,246
Shares Outstanding	637	749	862	991
Less: ESOP Adjustment	53	63	72	83
Plus: SOP 93-6 ESOP Shares	4	5	5	6
Shares for all EPS Calculations	1,395	1,640	1,886	2,169

Post Foundation

	Appraised Value			
	$14,435,550	$16,983,000	$19,530,450	$22,460,023
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	14,436	16,983	19,530	22,460
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	28	33	38	44
Total Shares	14,464	17,016	19,569	22,504
Exchange Shares 1	-	-	-	-
Conversion Shares	14,436	16,983	19,530	22,460
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$144,356	$169,830	$195,305	$224,600
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: New MRP issued	(1)	26,606	31,301	35,996	41,395
Plus: New SOP 93-6 ESOP Shares	(2)	3,991	4,695	5,399	6,209
Shares for all EPS Calculations		1,420,940	1,671,694	1,922,449	2,210,816
EPS		$ 0.21	$ 0.18	$ 0.16	$ 0.14
BV/Share		$8.67	$7.95	$7.42	$6.95
BV Dilution		1.81%	1.85%	1.76%	1.91%
Voting Dilution		1.84%	1.84%	1.84%	1.84%
Actual number of shares for EPS calculations		1,394,335	1,640,394	1,886,453	2,169,421
Actual number of shares for Foundation		28,277	33,267	38,257	43,995

Option Dilution					
Shares Outstanding		1,443,555	1,698,300	1,953,045	2,246,002
Less: New ESOP Adjustment		53,211	62,601	71,992	82,790
Plus: Options	(1)	66,514	78,252	89,989	103,488
Plus: New SOP 93-6 ESOP Shares	(2)	3,991	4,695	5,399	6,209
Shares for all EPS Calculations		1,460,849	1,718,645	1,976,442	2,272,909
EPS		$ 0.20	$ 0.18	$ 0.16	$ 0.14
BV/Share		$8.88	$8.18	$7.66	$7.21
Voting Dilution		4.77%	4.77%	4.77%	4.77%